SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 30, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

KT Corporation and its Subsidiaries

Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

KT Corporation and Subsidiaries

Index

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

Page(s)

Report on Review of Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3-4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7-9

Consolidated Interim Statements of Cash Flows	10

Notes to the Consolidated Interim Financial Statements	11-78

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on November 14, 2023]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Consolidated Interim Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (the “Group”). The consolidated interim financial statements consist of the consolidated statement of financial position as of September 30, 2023, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the nine-month periods ended September 30, 2023 and 2022, all expressed in Korean won, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the accompanying consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position as of September 2023 and its financial performance and its cash flows for the nine-month periods ended September 2023 in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The accompanying consolidated interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the nine-month period ended September 30, 2022 for comparative purpose, were reviewed by other auditors, whose report thereon dated November 14, 2022, expressed that nothing came to their attention that caused them to believe that those consolidated interim financial statements as of September 30, 2022 were not prepared fairly, in all material respects, in accordance with K-IFRS.

The consolidated statement of financial position as of December 31, 2022, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors, whose report thereon dated March 8, 2023, expressed an unqualified opinion. The accompanying statement of financial position as of December 31, 2022, presented for comparative purposes, is not different from that audited by other auditors in all material respects.

Seoul, Korea

November 14, 2023

Notice to Readers

This review report is effective as of November 14, 2023, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

KT Corporation and its Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2023 (Unaudited) and December 31, 2022

(in millions of Korean won)	Notes	September 30, 2023		December 31, 2022
Assets
Current assets
Cash and cash equivalents	4,29	~~W~~	3,110,375	~~W~~	2,449,062
Trade and other receivables, net	4,5,29		7,942,344		6,098,072
Other financial assets	4,6,29		1,503,899		1,322,452
Current tax assets			3,012		1,543
Inventories, net	7		707,436		709,191
Other current assets	8		2,253,615		2,101,212

Total current assets			15,520,681		12,681,532

Non-current assets
Trade and other receivables, net	4,5,29		1,365,759		1,491,046
Other financial assets	4,6,29		2,823,979		2,501,484
Property and equipment, net	9		14,669,947		14,772,179
Right-of-use assets	16		1,267,986		1,280,334
Investment properties, net	9		2,129,560		1,933,358
Intangible assets, net	9		2,932,767		3,129,833
Investments in associates and joint ventures	10		1,584,702		1,480,722
Deferred tax assets			589,893		578,443
Net defined benefit assets	14		257,540		311,142
Other non-current assets	8		831,958		820,608

Total non-current assets			28,454,091		28,299,149

Total assets		~~W~~	43,974,772	~~W~~	40,980,681

(Continued)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and its Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2023 (Unaudited) and December 31, 2022

(in millions of Korean won)	Notes	September 30, 2023		December 31, 2022
Liabilities
Current liabilities
Trade and other payables	4,11,29	~~W~~	9,264,597	~~W~~	7,333,165
Borrowings	4,12,29		2,368,704		1,827,042
Other financial liabilities	4,6,29		333,946		8,791
Current tax liabilities			240,623		232,382
Provisions	13		111,135		109,133
Deferred income	19		58,231		55,737
Other current liabilities	8		1,101,229		1,133,018

Total current liabilities			13,478,465		10,699,268

Non-current liabilities
Trade and other payables	4,11,29		855,982		1,064,099
Borrowings	4,12,29		7,940,761		8,179,643
Other financial liabilities	4,6,29		766,484		412,650
Net defined benefit liabilities	14		59,468		51,654
Provisions	13		105,100		91,233
Deferred income	19		156,489		165,186
Deferred tax liabilities			985,737		967,650
Other non-current liabilities	8		904,596		934,575

Total non-current liabilities			11,774,617		11,866,690

Total liabilities			25,253,082		22,565,958

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		14,570,749		14,257,343
Accumulated other comprehensive income			28,297		(77,776)
Other components of equity	18		(803,784)		(572,152)

			16,800,019		16,612,172

Non-controlling interests			1,921,671		1,802,551

Total equity			18,721,690		18,414,723

Total liabilities and equity		~~W~~	43,974,772	~~W~~	40,980,681

(Concluded)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and its Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three- and Nine-Month Periods Ended September 30, 2023 and 2022 (Unaudited)

		Three- and Nine-Month Periods Ended September 30
(in millions of Korean won, except per share amounts)	Notes	2023				2022
		Three months		Nine months		Three months		Nine months
Operating revenue	19	~~W~~	6,697,442	~~W~~	19,688,639	~~W~~	6,477,201	~~W~~	19,067,053
Operating expenses	20		6,375,509		18,304,493		6,024,319		17,528,381

Operating profit			321,933		1,384,146		452,882		1,538,672
Other income	21		91,824		223,755		65,466		219,777
Other expenses	21		59,085		193,721		60,593		175,952
Finance income	22		165,436		464,796		450,328		964,368
Finance costs	22		166,930		542,209		460,250		934,613
Share of net profits (losses) of associates and joint ventures	10		(2,845)		(698)		(8,858)		8,610

Profit before income tax expense			350,333		1,336,069		438,975		1,620,862
Income tax expense	23		62,031		305,640		112,775		475,907

Profit for the period		~~W~~	288,302		1,030,429	~~W~~	326,200	~~W~~	1,144,955

Profit for the period attributable to:
Owners of the Controlling Company		~~W~~	264,289	~~W~~	955,436	~~W~~	297,590	~~W~~	1,020,535
Non-controlling interest			24,013		74,993		28,610		124,420
Earnings per share attributable to the equity holders of the Controlling Company during the period	24
Basic earnings per share		~~W~~	1,064	~~W~~	3,801	~~W~~	1,235	~~W~~	4,294
Diluted earnings per share			1,062		3,797		1,233		4,290

See accompanying notes to the consolidated interim financial statements.

KT Corporation and its Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three- and Nine-Month Periods Ended September 30, 2023 and 2022 (Unaudited)

		Three- and Nine-Month Periods Ended September 30
(in millions of Korean won)	Notes	2023				2022
		Three months		Nine months		Three months		Nine months
Profit for the period		~~W~~	288,302	~~W~~	1,030,429	~~W~~	326,200	~~W~~	1,144,955
Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	14		4,776		3,480		11,040		18,052
Share of remeasurement gain (loss) of associates and joint ventures			(116)		116		(176)		(192)
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income	6		979		115,018		(107,633)		(138,392)
Items that may be subsequently reclassified to profit or loss:
Valuation gains on cash flow hedge	6		45,192		92,541		212,682		343,047
Other comprehensive income (loss) from cash flow hedges			(46,362)		(121,775)		(216,788)		(370,147)
Share of other comprehensive income (loss) from associates and joint ventures			1,516		14,887		2,285		(14,325)
Exchange differences on translation of foreign operations			2,422		23,823		26,990		41,537
Other comprehensive income(loss) for the period, net of income tax			8,407		128,090		(71,600)		(120,420)
Total comprehensive income for the period		~~W~~	296,709	~~W~~	1,158,519	~~W~~	254,600	~~W~~	1,024,535
Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	270,072	~~W~~	1,065,744	~~W~~	186,797	~~W~~	862,026
Non-controlling interests			26,637		92,775		67,803		162,509

See accompanying notes to the consolidated interim financial statements.

KT Corporation and its Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2023 and 2022 (Unaudited)

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income (loss)		Other components of equity		Total		Non- controlling interest		Total equity
Balance as of January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,287,390	~~W~~	117,469	~~W~~	(1,433,080)	~~W~~	14,976,536	~~W~~	1,590,625	~~W~~	16,567,161
Comprehensive income
Profit for the period			—		—		1,020,535		—		—		1,020,535		124,420		1,144,955
Remeasurements of net defined benefit liabilities	14		—		—		7,357		—		—		7,357		10,695		18,052
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(100)		—		—		(100)		(92)		(192)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(9,869)		—		(9,869)		(4,456)		(14,325)
Valuation loss on cash flow hedge			—		—		—		(28,283)		—		(28,283)		1,183		(27,100)
Disposal of financial assets at fair value through other comprehensive income			—		—		4,102		(5,879)		—		(1,777)		1,777		—
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(136,239)		—		(136,239)		(2,153)		(138,392)
Exchange differences on translation of foreign operations			—		—		—		10,402		—		10,402		31,135		41,537

Total comprehensive income for the period			—		—		1,031,894		(169,868)		—		862,026		162,509		1,024,535

Transactions with owners
Dividends paid by the Controlling Company			—		—		(450,393)		—		—		(450,393)		—		(450,393)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(26,407)		(26,407)
Effect of change in connection range			—		—		—		—		—		—		1,892		1,892
Change in ownership interest in subsidiaries			—		—		—		—		71,587		71,587		3,443		75,030
Appropriations of loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—		—		—

KT Corporation and its Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2023 and 2022 (Unaudited)

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income (loss)		Other components of equity		Total		Non- controlling interest		Total equity
Disposal of treasury stock			—		—		—		—		765,997		765,997		—		765,997
Conversion of redeemable convertible preferred shares of subsidiaries to common shares			—		—		—		—		—		—		51,476		51,476
Recognition of obligation to purchase own equity instruments			—		—		—		—		(99,587)		(99,587)		—		(99,587)
Others			—		—		—		—		(4,996)		(4,996)		909		(4,087)

Subtotal			—		—		(461,970)		—		744,578		282,608		31,313		313,921

Balance at September 30, 2022 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,857,314	~~W~~	(52,399)	~~W~~	(688,502)	~~W~~	16,121,170	~~W~~	1,784,447	~~W~~	17,905,617

Balance as of January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,257,343	~~W~~	(77,776)	~~W~~	(572,152)	~~W~~	16,612,172	~~W~~	1,802,551	~~W~~	18,414,723
Comprehensive income
Profit for the period			—		—		955,436		—		—		955,436		74,993		1,030,429
Remeasurements of net defined benefit liabilities	14		—		—		3,906		—		—		3,906		(426)		3,480
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		107		—		—		107		9		116
Share of other comprehensive gain of associates and joint ventures			—		—		—		11,166		—		11,166		3,721		14,887
Valuation loss on cash flow hedge	6		—		—		—		(29,560)		—		(29,560)		326		(29,234)
Gain on valuation of financial instruments at fair value through other comprehensive income			—		—		222		115,059		—		115,281		(263)		115,018
Exchange differences on translation of foreign operations			—		—		—		9,408		—		9,408		14,415		23,823

Total comprehensive income for the period			—		—		959,671		106,073		—		1,065,744		92,775		1,158,519

KT Corporation and its Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2023 and 2022 (Unaudited)

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income (loss)		Other components of equity		Total		Non- controlling interest		Total equity
Transactions with owners
Dividends paid by the Controlling Company			—		—		(501,843)		—		—		(501,843)		—		(501,843)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(24,965)		(24,965)
Change in consolidation scope			—		—		—		—		—		—		(79,134)		(79,134)
Change in ownership interest in subsidiaries			—		—		—		—		216,994		216,994		127,831		344,825
Appropriations of loss on disposal of treasury stock			—		—		(44,422)		—		44,422		—		—		—
Acquisition of treasury stock			—		—		—		—		(300,243)		(300,243)		—		(300,243)
Disposal of treasury stock			—		—		—		—		4,463		4,463		—		4,463
Retirement of treasury stock			—		—		(100,000)		—		100,000		—		—		—
Recognition of obligation to purchase own equity instruments			—		—		—		—		(298,196)		(298,196)		—		(298,196)
Others			—		—		—		—		928		928		2,613		3,541

Subtotal			—		—		(646,265)		—		(231,632)		(877,897)		26,345		(851,552)

Balance as at September 30, 2023 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,570,749	~~W~~	28,297	~~W~~	(803,784)	~~W~~	16,800,019	~~W~~	1,921,671	~~W~~	18,721,690

(Concluded)

See accompanying notes to the consolidated interim financial statement.

KT Corporation and its Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2023 and 2022 (Unaudited)

		Nine-Month Period Ended September 30
(in millions of Korean won)	Notes	2023		2022
Operating activities
Cash generated from operations	25	~~W~~	4,719,678	~~W~~	3,443,646
Interest paid			(282,317)		(193,793)
Interest received			258,928		225,346
Dividends received			50,167		59,559
Income tax paid			(283,126)		(326,087)

Net cash provided by operating activities			4,463,330		3,208,671

Investing activities
Collection of loans			35,255		32,500
Disposal of financial assets at fair value through profit or loss			72,126		1,040,887
Disposal of financial assets at amortized cost			1,147,618		508,522
Disposal of financial assets at fair value through comprehensive income			306		97,931
Disposal of current assets held for sale			—		4,600
Disposal of investments in associates and joint ventures			6,055		34,828
Disposal of property and equipment and investment properties			41,010		133,134
Disposal of intangible assets			4,204		533
Disposal of right-of-use assets			485		3,182
Settlement of derivative assets and liabilities, net			4,888		(9)
Increase in cash due to change in consolidation scope			46,641		—
Loans granted			(27,923)		(26,692)
Acquisition of financial assets at fair value through profit or loss			(123,614)		(1,171,644)
Acquisition of financial assets at amortized cost			(1,523,900)		(1,077,480)
Acquisition of financial assets at fair value through other comprehensive income			(10,267)		(9,409)
Acquisition of investments in associates and joint ventures			(79,079)		(248,227)
Acquisition of property and equipment and investment properties			(2,543,408)		(2,610,986)
Acquisition of intangible assets			(471,387)		(538,304)
Acquisition of right-of-use assets			(759)		(9,302)
Decrease in cash due to change in consolidation scope			(51,562)		(2,806)
Acquisition of business			—		(7,900)

Net cash used in investing activities			(3,473,311)		(3,846,642)

Financing activities
Proceeds from borrowings			4,409,723		3,608,382
Cash inflow from consolidated capital transactions			—		1,040
Settlement of derivative assets and liabilities, net			48,183		35,083
Cash inflow from other financing activities			2,411		385
Transactions with non-controlling interest			655,247		72,823
Repayments of borrowings			(4,326,709)		(2,246,262)
Dividends paid			(526,808)		(476,800)
Decrease in lease liabilities			(293,222)		(288,060)
Acquisition of treasury stock			(300,086)		—
Decrease in other financial liabilities			(4)		—

Net cash provided by (used in) financing activities	26		(331,265)		706,591

Effect of FX rate changes on cash and cash equivalents			2,559		6,888

Net increase in cash and cash equivalents			661,313		75,508
Cash and cash equivalents
Beginning of the period			2,449,062		3,019,592

End of the period		~~W~~	3,110,375	~~W~~	3,095,100

See accompanying notes to the consolidated interim financial statements.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of September 30, 2023 and 2022 (Unaudited), and December 31, 2022

1.	General Information

The consolidated financial statements have been prepared by KT Corporation, the “Controlling company” as defined under Korean IFRS 1110 Consolidated Financial Statements, by consolidating 85 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd., etc. as described in Note 1.2

1.1	The Controlling Company

The Controlling Company, in accordance with the Korea Telecommunications Corporation Act, was established as a 100% government-invested institution on January 1, 1982, when it comprehensively succeeded the telegraph and telephone business from the Korea Communications Commission (former Ministry of Information and Communication) to promote management of public telecommunications business and communication technology, and to contribute to improvement of public welfare. After its establishment, the Controlling Company has been operating in public telecommunications business through a nationwide business network including headquarters and business departments. The address of the registered headquarter is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Republic of Korea.

On October 1, 1997, the Controlling Company was converted into a government-invested institution pursuant to the Act on Management Structure Improvement and Privatization of Public Enterprises and was listed on the KRX stock market which was established by the Korea Exchange. On May 29, 1999, the Controlling Company was listed on the New York Stock Exchange by issuing a stock depository certificate containing newly issued 24,282,195 shares of common stock along with 20,813,311 shares held by the government. On July 2, 2001, a stock depository certificate containing 55,502,161 stocks held by the government was additionally issued and listed on the New York Stock Exchange.

In 2002, the Controlling Company acquired the entirety of shares previously held by the government in accordance with the Korean government’s public enterprise privatization plan. As of September 30, 2023, the Korean government does not own any shares in the Controlling Company.

1.2	Consolidated Subsidiaries

(1)	The consolidated subsidiaries as of September 30, 2023 and December 31, 2022, are as follows:

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	September 30, 2023	December 31, 2022	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. [5]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	September 30, 2023	December 31, 2022	Closing month
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc. [5]	Payment security service for credit card, others	Korea	72.2%	69.7%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [5]	Internet banking ASP and security solutions	Korea	63.7%	61.3%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [5]	System integration and maintenance	Korea	91.6%	91.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation [3,5]	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [5]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [5]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife [5]	Satellite TV	Korea	50.6%	50.2%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd. [2,5]	Solution provider and IPTV advertisement sales business	Korea	44.1%	44.0%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music and contents investment business	Korea	100.0%	100.0%	December
KTCS Corporation [2,5]	Database and online information provider	Korea	34.1%	34.1%	December
KTIS Corporation [2,5]	Database and online information provider	Korea	33.3%	33.3%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	September 30, 2023	December 31, 2022	Closing month
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	79.8%	79.8%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
Millie Seojae [3]	Book contents service	Korea	31.3%	38.6%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	57.6%	57.6%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Altimidia B.V. (formerly Alticast B.V.)	Software development and delivery	Netherlands	100.0%	100.0%	December
Altimidia Vietnam (formerly Alticast Company Limited)	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	100.0%	December

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	September 30, 2023	December 31, 2022	Closing month
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December
KT DX Vietnam Company Limited	Software development	Vietnam	100.0%	100.0%	December
KT Cloud Co., Ltd	Information telecommunication business	Korea	92.7%	100.0%	December
Pocheon Jeonggyori Development Co., Ltd.	Residential building development	Korea	80.9%	80.9%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December
Juice Inc. [3,5]	Online information provider/Software development and delivery	Korea	42.6%	41.2%	December
open cloud lab Co., Ltd (formerly SPARK AND ASSOCIATES INC.)	IT consulting service and Telecommunication equipment sales	Korea	100.0%	100.0%	December
KD Living, Inc.	Residential building management	Korea	100.0%	—	December
KT HEALTHCARE VINA COMPANY LIMITED	Medical service	Vietnam	100.0%	—	December
K-Realty Qualified Private Real Estate Investment Trust No. 1 [4]	Real estate management	Korea	6.5%	—	December
AQUA RETAIL VIETNAM COMPANY LIMITED	E-voucher issuance and trading business	Vietnam	100.0%	—	December
K-Realty No.3 Real Estate General Private Placement Investment Company [4]	Real estate management	Korea	14.3%	—	December
K-Realty Qualified Private Real Estate Investment Trust No. 4	Real estate management	Korea	93.9%	—	December

[1]	Sum of the interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% interest in Nasmedia, Co., Ltd., KTCS Corporation and KTIS Corporation, these entities are consolidated as the Controlling Company can exercise the majority of the voting rights in its decision-making process at all times considering voting patterns at previous shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% interest in Millie Seojae, Juice Inc. and GENIE Music Corporation, these entities are consolidated as the Controlling Company holds the majority of the voting right based on an agreement with other investors.

[4]

Although the Controlling Company owns less than 50% interest in K-Realty Qualified Private Real Estate Investment Trust No. 1 and K-Realty No.3 Real Estate General Private Placement Investment Company, these entities are consolidated by comprehensively considering the criteria for determining control, such as ‘power’, ‘variable profit’, and ‘relationship between power and variable profit’, rather than simply judging by the interests owned by the company.

[5]	The number of treasury stocks held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

(2)	Changes in Scope of Consolidation

Subsidiaries newly included/excluded in the consolidation during the nine-month period ended September 30, 2023:

Changes	Location	Name of subsidiary	Reason
Included	Korea	KD Living, Inc.	Transferred
Included	Vietnam	KT HEALTHCARE VINA COMPANY LIMITED	Newly established
Included	Korea	K-Realty Qualified Private Real Estate Investment Trust No. 1	Transferred
Included	Vietnam	AQUA RETAIL VIETNAM COMPANY LIMITED	Newly established

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

Changes	Location	Name of subsidiary	Reason
Included	Korea	K-Realty No.3 Real Estate General Private Placement Investment Company	Newly established
Included	Korea	K-Realty Qualified Private Real Estate Investment Trust No. 4	Newly established
Excluded	United Arab Emirates	Epsilon M E A General Trading LLC	Liquidated
Excluded	Korea	Alpha DX Solution Co., Ltd.	Merged
Excluded	Korea	KT Strategic Investment Fund No.2	Liquidated
Excluded	Korea	LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.)	Excluded
Excluded	Korea	KT-Michigan Global Contents Fund	Liquidated
Excluded	Russia	KT Primorye IDC LLC	Liquidated

(3)	Summarized information for consolidated subsidiaries as of September 30, 2023 and December 31, 2022 and for the nine-month periods ended September 30, 2023 and 2022, is as follows:

(in millions of Korean won)	September 30, 2023				Nine-month periods ended September 30, 2023 [3]
	Total assets		Total liabilities		Operating revenues [3]		Profit (loss) for the period [3]
KT Linkus Co., Ltd.	~~W~~	64,148	~~W~~	63,025	~~W~~	60,143	~~W~~	1,060
KT Telecop Co., Ltd.		387,980		243,071		395,222		5,562
KT Alpha Co., Ltd.		427,464		174,645		316,696		17,319
KT Service Bukbu Co., Ltd.		62,798		55,555		177,754		(1,610)
KT Service Nambu Co., Ltd.		75,740		61,928		216,749		(159)
BC Card Co., Ltd. [1]		7,211,070		5,588,567		2,998,090		69,600
H&C Network [1]		80,902		4,485		20,452		1,362
Nasmedia Co., Ltd. [1]		482,673		233,635		107,293		14,302
KTDS Co., Ltd. [1]		373,087		179,065		520,980		31,755
KT M&S Co., Ltd.		276,307		219,228		493,204		6,105
KT MOS Bukbu Co., Ltd.		51,280		26,861		72,475		8,287
KT MOS Nambu Co., Ltd.		48,801		26,327		72,546		5,880
KT Skylife Co., Ltd. [1]		1,345,228		461,083		776,568		26,562
KT Estate Inc. [1]		2,563,753		918,748		400,497		18,409
KT GDH Co., Ltd.		12,412		1,473		3,301		476
KT Sat Co., Ltd.		690,155		86,287		131,260		22,543
KT Sports Co., Ltd.		30,016		21,103		50,702		(3,844)
KT Music Contents Fund No.2		15,865		208		431		216
KT M Mobile Co., Ltd.		169,804		60,181		221,673		7,357
KT Investment Co., Ltd. [1]		97,600		69,755		22,843		3,673
KTCS Corporation [1]		403,008		203,457		740,431		14,470
KTIS Corporation		449,104		243,450		432,692		11,685
Next Connect PFV		758,932		437,554		—		(25,389)
KT Japan Co., Ltd. [1]		2,036		3,100		2,159		147

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	September 30, 2023		Nine-month periods ended September 30, 2023 [3]
	Total assets	Total liabilities	Operating revenues [3]	Profit (loss) for the period [3]
KT America, Inc.	6,297	774	6,716	115
KT Rwanda Networks Ltd. [2]	122,416	298,864	21,862	(43,490)
AOS Ltd. [2]	11,472	1,057	6,120	991
KT Hong Kong Telecommunications Co., Ltd.	12,022	5,678	14,400	211
KT Huimangjieum [1]	8,603	2,421	12,369	1,762
KT Engineering Co., Ltd.	102,095	57,282	129,832	(6,815)
KT Studio Genie Co., Ltd. [1]	1,011,454	236,198	385,181	20,998
Lolab Co., Ltd.	45,943	38,070	125,882	(9,971)
East Telecom LLC [1]	49,693	23,200	22,141	5,649
KT ES Pte. Ltd. [1]	251,797	98,717	64,948	(5,302)
KTP SERVICES INC.	2,790	1,020	283	(73)
Altimedia Corporation [1]	48,971	14,643	34,008	5,336
KT RUS LLC	552	—	—	(303)
KT DX Vietnam Company Limited	1,816	90	53	(130)
KT Cloud Co., Ltd. [1]	1,972,445	524,615	496,189	27,426
KT Healthcare Vina Co., Ltd.	13,516	494	—	(432)
K-Realty Qualified Private Real Estate Investment Trust No. 1	80,582	50,818	3,486	(846)
AQUA RETAIL VIETNAM COMPANY LIMITED	1,427	62	—	(65)
K-Realty No.3 Real Estate General Private Placement Investment Company	35,602	668	—	(66)

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss from the date of acquisition of control to the end of the reporting period is included.

(in millions of Korean won)	December 31, 2022				Nine-month periods ended September 30, 2022 [3]
	Total assets		Total liabilities		Operating revenues [3]		Profit (loss) for the period [3]
KT Linkus Co., Ltd.	~~W~~	47,734	~~W~~	47,498	~~W~~	56,222	~~W~~	(681)
LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.)		120,255		7,884		32,782		(35)
KT Telecop Co., Ltd.		370,004		230,965		384,872		5,317
KT Alpha Co., Ltd. [1]		406,236		172,211		346,180		9,234
KT Service Bukbu Co., Ltd.		74,673		65,820		188,254		3,308
KT Service Nambu Co., Ltd.		80,450		66,479		226,499		6,116
BC Card Co., Ltd. [1]		5,666,075		4,109,200		2,877,595		134,413
H&C Network [1]		82,737		6,640		20,612		797
Nasmedia Co., Ltd. [1]		516,945		275,730		111,119		21,088

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	December 31, 2022		Nine-month periods ended September 30, 2022 [3]
	Total assets	Total liabilities	Operating revenues [3]	Profit (loss) for the period [3]
KTDS Co., Ltd. [1]	401,932	228,474	509,841	36,816
KT M&S Co., Ltd.	255,310	204,336	513,925	9,656
KT MOS Bukbu Co., Ltd.	38,684	22,553	57,762	4,043
KT MOS Nambu Co., Ltd.	42,011	25,416	57,581	4,352
KT Skylife Co., Ltd. [1]	1,359,166	503,679	763,098	45,295
KT Estate Inc. [1]	2,480,489	836,672	357,385	66,227
KT GDH Co., Ltd.	12,059	1,596	3,220	391
KT Sat Co., Ltd.	677,980	89,644	132,235	23,751
KT Sports Co., Ltd.	28,220	15,461	51,797	(1,489)
KT Music Contents Fund No.2	15,718	277	837	600
KT-Michigan Global Content Fund	2,371	27	26	(1,101)
KT M Mobile Co., Ltd.	152,114	49,816	191,539	1,101
KT Investment Co., Ltd. [1]	103,354	79,182	7,422	1,603
KTCS Corporation [1]	419,726	228,618	749,650	16,107
KTIS Corporation	396,208	199,204	396,607	14,622
Next Connect PFV	624,734	277,967	—	(2,294)
KT Japan Co., Ltd. [1]	1,888	3,141	1,249	681
KT America, Inc.	5,945	843	5,809	175
KT Rwanda Networks Ltd. [2]	126,721	267,369	22,857	(19,146)
AOS Ltd. [2]	10,972	905	5,873	792
KT Hong Kong Telecommunications Co., Ltd.	10,505	4,768	15,277	525
KT Huimangjieum [1]	6,984	2,582	17,801	1,036
KT Engineering Co., Ltd.	141,463	89,853	145,707	3,784
KT Studio Genie Co., Ltd. [1]	987,270	268,911	356,359	19,153
Lolab Co., Ltd.	35,091	17,247	40,114	(3,767)
East Telecom LLC [1]	42,691	21,645	21,794	5,413
KT ES Pte. Ltd. [1]	240,721	88,640	54,600	(11,566)
KTP SERVICES INC.	3,832	2,044	775	71
Altimedia Corporation [1]	44,861	15,777	33,790	4,824
KT RUS LLC [1]	967	16	—	(823)
KT DX Vietnam Company Limited	1,815	6	—	(16)
KT Cloud Co., Ltd.	1,348,684	245,872	273,775	21,532

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss from the date of acquisition of control to the end of the reporting period is included.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.	Material Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group for the nine-month period ended September 30, 2023, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as of September 30, 2023.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2023.

•	K-IFRS 1001 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements - Disclosure of Accounting Policies (Amendment)

The amendments change the requirements in K-IFRS 1001 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in K-IFRS 1001 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

•	K-IFRS 1001 Presentation of Financial Statements - Disclosure of financial liabilities with condition to adjust exercise price (Amendment)

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph 11 (2) of K-IFRS 1032.

•	K-IFRS 1008 Accounting Polices, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates (Amendment)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the KASB retained the concept of changes in accounting estimates in the Standard with the following clarifications:

•	A change in accounting estimate that results from new information or new developments is not the correction of an error

•

The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

•	K-IFRS 1012 Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendment)

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit. For example, this may arise upon recognition of a lease liability and the corresponding right-of-use asset applying K-IFRS 1116 at the commencement date of a lease.

Following the amendments to K-IFRS 1012, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in K-IFRS 1012.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period an entity recognises:

•

A deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised) and a deferred tax liability for all deductible and taxable temporary differences associated with:

①	Right-of-use assets and lease liabilities

②	Decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset

•	The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2) New standards and interpretations not yet adopted by the Group

The amended accounting standard issued that is not mandatory for the annual reporting period commencing January 1, 2023 and has not been early adopted by the Group is as follows:

•	K-IFRS 1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current (Amendment)

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

In addition, the amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.

The amendments also specify that the right to defer settlement is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The above amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

The Group is in review for the impact of the above amendments on the Group’s consolidated financial statements.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.3	Accounting Policies

Material accounting policies and method of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2022, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and as described below.

(1)	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, it poses significant risk of resulting in a material adjustment.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.	Financial Instruments by Category

Financial instruments by category as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	3,110,375	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,110,375
Trade and other receivables		9,054,014		—		254,089		—		9,308,103
Other financial assets		1,446,086		973,872		1,670,002		237,918		4,327,878

(in millions of Korean won)	September 30, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit or loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	9,228,743	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,228,743
Borrowings		10,309,465		—		—		—		10,309,465
Other financial liabilities		961,396		138,218		816		—		1,100,430
Lease liabilities		—		—		—		1,150,961		1,150,961

(in millions of Korean won)	December 31, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,449,062	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,449,062
Trade and other receivables		7,459,994		—		129,124		—		7,589,118
Other financial assets		1,060,058		1,064,856		1,508,192		190,830		3,823,936

(in millions of Korean won)	December 31, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit or loss		Derivatives used for hedging		Others		Total
Trade and other payables [1]	~~W~~	8,397,264	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8,397,264
Borrowings		10,006,685		—		—		—		10,006,685
Other financial liabilities		246,606		141,280		33,555		—		421,441
Lease liabilities		—		—		—		1,172,038		1,172,038

[1]	Amounts related to employee benefit plans are included in Trade and other payables.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,891,926	~~W~~	(353,491)	~~W~~	(7,117)	~~W~~	3,531,318
Other receivables		4,498,076		(84,423)		(2,627)		4,411,026

Total	~~W~~	8,390,002	~~W~~	(437,914)	~~W~~	(9,744)	~~W~~	7,942,344

Non-current assets
Trade receivables	~~W~~	257,041	~~W~~	(1,257)	~~W~~	(13,101)	~~W~~	242,683
Other receivables		1,277,755		(140,755)		(13,924)		1,123,076

Total	~~W~~	1,534,796	~~W~~	(142,012)	~~W~~	(27,025)	~~W~~	1,365,759

(in millions of Korean won)	December 31, 2022
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,439,542	~~W~~	(342,539)	~~W~~	(6,926)	~~W~~	3,090,077
Other receivables		3,092,261		(82,243)		(2,023)		3,007,995

Total	~~W~~	6,531,803	~~W~~	(424,782)	~~W~~	(8,949)	~~W~~	6,098,072

Non-current assets
Trade receivables	~~W~~	408,098	~~W~~	(1,199)	~~W~~	(11,540)	~~W~~	395,359
Other receivables		1,249,096		(136,300)		(17,109)		1,095,687

Total	~~W~~	1,657,194	~~W~~	(137,499)	~~W~~	(28,649)	~~W~~	1,491,046

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Details of other receivables as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Loans	~~W~~	90,033	~~W~~	98,953
Receivables [1]		4,020,538		2,668,545
Accrued income		51,920		32,218
Refundable deposits		318,399		339,450
Loans receivable		1,101,269		1,013,428
Finance lease receivables		116,657		105,690
Others		60,464		63,941
Less: Provision for impairment		(225,178)		(218,543)

Total	~~W~~	5,534,102	~~W~~	4,103,682

[1]	As of September 30, 2023, credit sales asset of ~~W~~ 3,241,001 million (December 31, 2022: ~~W~~1,960,579 million) held by BC Card Co., Ltd. are included.

(3)	The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of September 30, 2023.

(4)

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Other financial assets
Financial assets at amortized cost [1]	~~W~~	1,446,086	~~W~~	1,060,058
Financial assets at fair value through profit or loss [1,2]		973,872		1,064,856
Financial assets at fair value through other comprehensive income		1,670,002		1,508,192
Derivatives used for hedging		237,918		190,830
Less: Non-current		(2,823,979)		(2,501,484)

Current	~~W~~	1,503,899	~~W~~	1,322,452

Other financial liabilities
Financial liabilities at amortized cost [3]	~~W~~	961,396	~~W~~	246,606
Financial liabilities at fair value through profit or loss		138,218		141,280
Derivatives used for hedging		816		33,555
Less: Non-current		(766,484)		(412,650)

Current	~~W~~	333,946	~~W~~	8,791

[1]

As of September 30, 2023, the Group’s other financial assets amount to ~~W~~ 116,984 million (December 31, 2022: ~~W~~ 102,215 million) and consist of checking account deposits, time deposits and others which are subject to withdrawal restrictions.

[2]

As of September 30, 2023, the Group provided investments in Korea Software Financial Cooperative and others amounting to ~~W~~ 6,917 million as a collateral for the payment guarantee provided by Korea Software Financial Cooperative and others.

[3]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and MILLIE Co., Ltd. (Note 15).

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Equity instruments (Listed)	~~W~~	15,012	~~W~~	26,647
Equity instruments (Unlisted)		54,482		72,517
Debt securities		899,934		942,274
Derivative held for trading [1]		4,444		23,418

		973,872		1,064,856
Less: Non-current		(719,139)		(609,887)

Current	~~W~~	254,733	~~W~~	454,969

[1]

Derivative assets amounting to ~~W~~ 1,015 million, which is recognized by an agreement with LS Cable & System Ltd. in connection with LS Marine Solution Co., Ltd.(formerly KT Submarine Co., Ltd.) is included (Note 15).

2)	The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as of September 30, 2023.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Equity instruments (Listed)	~~W~~	1,164,189	~~W~~	1,006,476
Equity instruments (Unlisted)		500,267		496,284
Debt securities		5,546		5,432

		1,670,002		1,508,192
Less: Non-current		(1,670,002)		(1,508,192)

Current	~~W~~	—	~~W~~	—

2)

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income is reclassified to retained earnings rather than to profit or loss. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

(4)	Derivatives used for hedging

1)	Details of derivatives used for hedging as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023				December 31, 2022
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	5,164	~~W~~	146	~~W~~	4,236	~~W~~	—
Currency swap [2]		232,754		670		186,594		33,555

		237,918		816		190,830		33,555
Less: Non-current		(237,031)		—		(147,141)		(33,555)

Current	~~W~~	887	~~W~~	816	~~W~~	43,689	~~W~~	—

[1]	The interest rate swap contract is to hedge the risk of volatility in cash flow from the floating-rate borrowings due to changes in interest rate.
[2]

The currency swap contract is to hedge the risk of volatility in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

The entire fair value of hedging instrument is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and classified as a current asset or liability if the maturity of the hedged item is less than 12 months.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2)	The valuation gains and losses on the derivative contracts for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)
	2023						2022
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	736	~~W~~	—	~~W~~	10	~~W~~	7,123
Currency swap		157,120		204		(39,882)		504,573		148		455,309
Currency forwards		—		—		—		—		—		754

	~~W~~	157,120	~~W~~	204	~~W~~	(39,146)	~~W~~	504,573	~~W~~	158	~~W~~	463,186

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

3)

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 1,373 million for the nine-month period ended September 30, 2023 (nine-month period ended September 30, 2022: valuation gain of ~~W~~ 2,280 million).

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Derivatives held for trading [1,2]	~~W~~	138,218	~~W~~	141,280

[1]

Derivative liabilities recognized as the Group signed a shareholders’ agreement with financial investors participating in capital increase of K Bank Inc are included. In case of IPO failure of K Back Inc. on the terms agreed upon from the date of completion of the acquisition of shares, financial investors may exercise the Drag-Along right to the Group, and the Group may accede to it or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group should exercise the right to claim for sale or guarantee the rate of return on the terms agreed upon by financial investors.

[2]	The amount includes derivatives separated from convertible bonds issued by the Group (Note 12).

2)	The valuation gain and loss on financial liabilities at fair value through profit or loss for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	—	~~W~~	9,507	~~W~~	63,573	~~W~~	—

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

7.	Inventories

Inventories as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)
	September 30, 2023						December 31, 2022
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	766,443	~~W~~	(92,038)	~~W~~	674,405	~~W~~	768,748	~~W~~	(96,010)	~~W~~	672,738
Others		33,031		—		33,031		36,453		—		36,453

	~~W~~	799,474	~~W~~	(92,038)	~~W~~	707,436	~~W~~	805,201	~~W~~	(96,010)	~~W~~	709,191

Cost of inventories recognized as expenses for the nine-month period ended September 30, 2023, amounts to ~~W~~2,451,208 million (nine-month period ended September 30, 2022: ~~W~~ 2,532,113 million) and reversal of valuation loss on inventory amounts to ~~W~~ 3,972 million for the nine-month period ended September 30, 2023 (nine-month period ended September 30, 2022: reversal of valuation loss of ~~W~~ 40,103 million).

8.	Other Assets and Liabilities

Other assets and liabilities as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Other assets
Advance payments	~~W~~	229,224	~~W~~	181,150
Prepaid expenses		225,431		107,775
Contract cost		1,756,315		1,817,678
Contract assets		839,388		802,253
Others		35,215		12,964
Less: Non-current		(831,958)		(820,608)

Current	~~W~~	2,253,615	~~W~~	2,101,212

Other liabilities
Advances received [1]	~~W~~	370,427	~~W~~	376,830
Withholdings		156,973		155,017
Unearned revenue [1]		30,841		46,493
Lease liabilities		1,150,961		1,172,038
Contract liabilities		282,383		284,107
Others		14,240		33,108
Less: Non-current		(904,596)		(934,575)

Current	~~W~~	1,101,229	~~W~~	1,133,018

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	14,772,179	~~W~~	14,464,885
Acquisition and capital expenditure		2,184,266		2,250,923
Disposal and termination		(59,157)		(63,495)
Depreciation		(2,025,561)		(1,971,374)
Transfer to investment property		(108,181)		(187,393)
Changes in consolidation scope		6,761		—
Impairment		(522)		(1,570)
Others		(99,838)		(25,950)

Ending, net	~~W~~	14,669,947	~~W~~	14,466,026

Details of property and equipment provided as collateral as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023
	Carrying amount		Secured amount		Related account	Related amount		Secured party
Land and Buildings	~~W~~	78,924	~~W~~	61,910	Borrowings	~~W~~	52,130	Industrial Bank of Korea/Korea Development Bank/Standard Charted Bank

(in millions of Korean won)	December 31, 2022
	Carrying amount		Secured amount		Related account	Related amount		Secured party
Land and Buildings	~~W~~	11,353	~~W~~	15,774	Borrowings	~~W~~	3,228	Industrial Bank of Korea/Korea Development Bank

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Changes in investment properties for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	1,933,358	~~W~~	1,720,655
Acquisition		136,291		32,979
Disposal		(4,228)		(10,105)
Depreciation		(42,862)		(36,890)
Transfer from property and equipment		108,181		187,393
Others		(1,180)		(14,535)

Ending, net	~~W~~	2,129,560	~~W~~	1,879,497

As of September 30, 2023, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease payments under this contract are ~~W~~ 105,600 million for one year or less, ~~W~~ 133,941 million for more than one year and less than five years, ~~W~~ 22,254 million for over five years, and ~~W~~ 261,795 million in total.

Details of investment properties provided as collateral as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	476,415	~~W~~	59,904	Deposits	~~W~~	53,447
Land and Buildings		6,149		93,970	Borrowings		3,101

(in millions of Korean won)	December 31, 2022
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	460,166	~~W~~	61,733	Deposits	~~W~~	52,662
Land and Buildings		2,546		3,326	Borrowings		2,772

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	Changes in intangible assets for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	3,129,833	~~W~~	3,447,334
Acquisition and capital expenditure [1]		254,950		236,880
Disposal and termination		(9,235)		(5,322)
Amortization [2]		(477,388)		(462,097)
Impairment		(695)		(3,045)
Changes in consolidation scope		6,094		—
Others		29,208		52,435

Ending, net	~~W~~	2,932,767	~~W~~	3,266,185

[1]	Amounts include transfer from property and equipment.
[2]	Amounts include transfer to service costs.

The carrying amount of memberships and others, excluding goodwill, assessed to have indefinite useful life and, therefore, not subject to amortization is ~~W~~ 213,925 million as of September 30, 2023 (December 31, 2022: ~~W~~ 210,114 million).

(4)	Goodwill is allocated to the Group’s cash-generating unit, which is identified by operating segments. As of September 30, 2023, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Cash-Generating Unit	Amount
Mobile services	~~W~~	65,057
BC Card Co., Ltd..		41,234
HCN Co., Ltd.		228,674
GENIE Music Corporation		50,214
Millie Seojae		54,725
PlayD Co., Ltd.		42,745
KT Telecop Co., Ltd.		15,418
Epsilon Global Communications Pte. Ltd.		169,820
MEDIA GENIE Co., Ltd.		10,633
KT MOS Bukbu Co., Ltd. and others		45,921

Total	~~W~~	724,441

The recoverable amount of goodwill was determined based on calculation of the value in use or fair value less costs of disposal. The pre-tax cash flow estimate was used to calculate the value in use based on the financial budget, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group determines the sales growth rate based on past performance and expectations of future market fluctuations. The Group has determined cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks of related operations.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

10.	Investments in Associates and Joint Ventures

(1)	Details of associates as of September 30, 2023 and December 31, 2022, are as follows:

	Percentage of ownership (%)		Location	Closing month
	September 30, 2023	December 31, 2022
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.) [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1]	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395	35.3%	35.3%	Korea	December
LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.) [1,2]	7.3%	32.9%	Korea	December

[1]

The Group has less than 20% interest in the investees, but the investments are classified as investments in associates as the Group has significant influence in determining the operational and financial policies.

[2]	LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.) was reclassified from a subsidiary to an associate due to the loss of control of the consolidated company.

(2)	Changes in investments in associates and joint ventures for the nine-month periods ended September 30, 2023 and 2022, are as follows:

	2023
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	170,979	~~W~~	—	~~W~~	1,174	~~W~~	300	~~W~~	172,453
K Bank Inc.		852,756		—		10,768		12,386		875,910
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		49,372		—		167		(110)		49,429
Megazone Cloud Corporation		136,199		—		(5,117)		2,322		133,404
IGIS No. 468-1 General Private Real Estate Investment Company		23,589		—		(57)		—		23,532
KT-DSC Creative Economy Youth Start-up Investment Fund		22,123		(500)		1,514		—		23,137
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		16,620		—		(765)		—		15,855
LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.)		—		—		126		23,256		23,382
Others		209,084		75,396		(8,636)		(8,244)		267,600

	~~W~~ 1,480,722		~~W~~ 74,896		~~W~~ (826)		~~W~~ 29,910		~~W~~ 1,584,702

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

	2022
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	178,935	~~W~~	—	~~W~~	2,646	~~W~~	(8,135)	~~W~~	173,446
K Bank Inc.		831,737		—		23,067		(14,336)		840,468
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		48,725		—		1,163		739		50,627
Megazone Cloud Corporation		—		130,001		(1,027)		48		129,022
IGIS No. 468-1 General Private Real Estate Investment Company		—		25,000		1		—		25,001
KT-DSC Creative Economy Youth Start-up Investment Fund		22,138		—		1,389		(2)		23,525
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		17,084		—		(717)		—		16,367
Others		189,810		68,530		(17,460)		(53,868)		187,012

	~~W~~	1,288,429	~~W~~	223,531	~~W~~	9,062	~~W~~	(75,554)	~~W~~	1,445,468

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized share of net profit (loss) from the investments in associates as operating income. The share of net loss recognized as operating income for the nine-months period ended September 30, 2023 amount to ~~W~~ 128 million (nine-month period ended September 30, 2022: net income of ~~W~~ 452 million).

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)

Summarized statements of financial position of the major associates and joint ventures as of September 30, 2023 and December 31, 2022 and summarized statements of profit or loss for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	September 30, 2023
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	517,359	~~W~~	—	~~W~~	14,122	~~W~~	3,523
K Bank Inc.		19,554,392		17,681,465		688,142		23,614
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		411,073		124,131		121,299		629
Megazone Cloud Corporation		1,116,257		501,719		1,041,121		(16,826)
IGIS No. 468-1 General Private Real Estate Investment Company		52,717		6		4		(128)
KT-DSC Creative Economy Youth Start-up Investment Fund		81,080		100		10,659		5,299
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		145,960		101,036		—		(296)
LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.)		146,234		24,775		46,607		9,850

(in millions of Korean won)	December 31, 2022				September 30, 2022
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	512,936	~~W~~	—	~~W~~	15,186	~~W~~	7,938
K Bank Inc		16,634,007		14,833,151		372,193		70,878
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		413,793		127,344		138,747		13,002
Megazone Cloud Corporation		1,059,856		424,821		841,543		(12,734)
IGIS No. 468-1 General Private Real Estate Investment Company		52,851		12		8		1
KT-DSC Creative Economy Youth Start-up Investment Fund		77,792		362		16,486		4,855
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		136,665		90,545		—		—

(4)

Due to the discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 703 million for the nine-month period ended September 30, 2023 (nine-month period ended September 30, 2022: loss of ~~W~~ 3,677 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as of September 30, 2023, is ~~W~~ 10,617 million (December 31, 2022: ~~W~~ 9,915 million).

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

11.	Trade and Other Payables

(1)	Details of trade and other payables as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Current liabilities
Trade payables	~~W~~	1,551,095	~~W~~	1,150,515
Other payables		7,713,502		6,182,650

Total	~~W~~	9,264,597	~~W~~	7,333,165

Non-current liabilities
Trade payables	~~W~~	2,567	~~W~~	—
Other payables		853,415		1,064,099

Total	~~W~~	855,982	~~W~~	1,064,099

(2)	Details of other payables as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Non-trade payables [1]	~~W~~	5,544,617	~~W~~	4,981,300
Accrued expenses		1,669,100		1,234,023
Operating deposits		1,138,134		818,603
Others		215,066		212,823
Less: Non-current		(853,415)		(1,064,099)

Current	~~W~~	7,713,502	~~W~~	6,182,650

[1]	As of September 30, 2023, credit sale liabilities amounting to ~~W~~ 2,927,687 million (December 31, 2022: ~~W~~ 1,754,075 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.	Borrowings

(1)	Details of borrowings as of September 30, 2023 and December 31, 2022, are as follows:

1)	Debentures

(in millions of Korean won and foreign currencies in thousands)			September 30, 2023			December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	134,480	USD 100,000	~~W~~	126,730
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		537,920	USD 400,000		506,920
FR notes	Aug. 23, 2023	—	—		—	USD 100,000		126,730
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,609	JPY 400,000		3,813
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		537,920	USD 400,000		506,920
FR notes [2]	Nov. 1, 2024	Compounded SOFR+1.210%	USD 350,000		470,680	USD 350,000		443,555
FR notes	Jun. 19, 2023	—	—		—	SGD 284,000		267,843
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		403,440	USD 300,000		380,190
MTNP notes	Aug. 08, 2025	4.000%	USD 500,000		672,400	USD 500,000		633,650
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	—	—		—	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	—	—		—	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	—	—		—	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—		180,000	—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—		270,000	—		270,000

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won and foreign currencies in thousands)			September 30, 2023		December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—	100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—	280,000	—	280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—	120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—	70,000	—	—
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—	150,000	—	—
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—	80,000	—	—
The 199-1st Public bond	Jul. 11, 2025	4.028%	—	85,000	—	—
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—	160,000	—	—
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—	155,000	—	—
The 18-1st unsecured bond	Jul. 2, 2024	1.844%	—	100,000	—	100,000
The 18-2nd unsecured bond	Jul. 2, 2026	2.224%	—	50,000	—	50,000
The 148th Won-denominated unsecured bond	Jun. 23, 2023	—	—	—	—	100,000
The 149-1st Won-denominated unsecured bond	Mar. 8, 2024	1.440%	—	70,000	—	70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-1st Won-denominated unsecured bond	Apr. 7, 2023	—	—	—	—	20,000
The 150-2nd Won-denominated unsecured bond	Apr. 8, 2024	1.462%	—	30,000	—	30,000
The 151-1st Won-denominated unsecured bond	May 12, 2023	—	—	—	—	10,000
The 151-2nd Won-denominated unsecured bond	May 14, 2024	1.432%	—	40,000	—	40,000
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	1.813%	—	80,000	—	80,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-1st Won denominated unsecured bond	Nov. 10, 2023	2.310%	—	30,000	—	30,000
The 153-2nd Won-denominated unsecured bond	Nov. 11, 2024	2.425%	—	70,000	—	70,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	2.615%	—	50,000	—	50,000
The 155-2nd Won-denominated unsecured bond	Sep. 2, 2024	2.745%	—	20,000	—	20,000
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—	20,000	—	20,000
The 156-1st Won-denominated unsecured bond [3]	Mar. 25, 2025	5Y CMS+0.404%	—	60,000	—	60,000
The 156-2nd Won-denominated unsecured bond [3]	Mar. 25, 2032	10Y CMS+0.965%	—	40,000	—	40,000
The 157-1st Won-denominated unsecured bond	Apr. 28, 2023	—	—	—	—	30,000
The 157-2nd Won-denominated unsecured bond	Oct. 27, 2023	3.024%	—	30,000	—	30,000

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won and foreign currencies in thousands)			September 30, 2023			December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 158th Won-denominated unsecured bond	Jan. 27, 2025	4.421%	—		50,000	—		50,000
The 159-1st Won-denominated unsecured bond	Aug. 09, 2024	4.267%	—		30,000	—		30,000
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—		30,000	—		30,000
The 160-1st Won-denominated unsecured bond	Jun. 14, 2024	5.615%	—		20,000	—		20,000
The 160-2nd Won-denominated unsecured bond	Dec. 13, 2024	5.667%	—		20,000	—		20,000
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—		30,000	—		30,000
The 161-1st Won-denominated unsecured bond	Jun. 21, 2024	5.527%	—		10,000	—		10,000
The 161-2nd Won-denominated unsecured bond	Dec. 20, 2024	5.557%	—		20,000	—		20,000
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	5.594%	—		30,000	—		30,000
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—		10,000	—		10,000
The 162-1st Won-denominated unsecured bond	Dec. 27, 2023	5.066%	—		50,000	—		50,000
The 162-2nd Won-denominated unsecured bond	Jan. 26, 2024	5.069%	—		40,000	—		40,000
The 162-3rd Won-denominated unsecured bond	Apr. 26, 2024	5.080%	—		10,000	—		10,000
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	4.059%	—		20,000	—		—
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	—		80,000	—		—
The 164-1st Won-denominated unsecured bond	Apr. 12, 2024	3.778%	—		10,000	—		—
The 164-2nd Won-denominated unsecured bond	Oct. 24, 2024	3.821%	—		30,000	—		—
The 164-3rd Won-denominated unsecured bond	Apr. 14, 2028	4.220%	—		30,000	—		—
The 165-1st Won-denominated unsecured bond	May. 09, 2025	3.870%	—		30,000	—		—
The 165-2nd Won-denominated unsecured bond	Nov. 09, 2026	3.932%	—		10,000	—		—
The 165-3rd Won-denominated unsecured bond	May. 07, 2027	3.972%	—		30,000	—		—

Subtotal					8,460,449			8,406,351
Less: Current portion					(1,292,925)			(1,154,101)
Discount on bonds					(21,557)			(23,728)

Total				~~W~~	7,145,967		~~W~~	7,228,522

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

[1]

As of September 30, 2023, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]	The Daily SOFR is approximately 5.310% as of September 30, 2023. Due to the recent suspension of LIBOR calculation, the Group changed the alternative benchmark interest rate to Compounded SOFR+1.210%.

[3]	The CMS (5Y) and CMS (10Y) is approximately 3.805% and 3.820%, respectively as of September 30, 2023.

2)	Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual Interest Rate	September 30, 2023		December 31, 2022
The 1st CB (Private) [1]	Jun. 5, 2020	Jun. 5, 2025	[2]	~~W~~	8,000	~~W~~	8,000
The 1st unsecured CB [3]	Jul. 25, 2022	Jan. 25, 2025	—		—		30,000
Redemption premium					2,267		4,565
Conversion rights adjustment					(2,096)		(7,206)

Subtotal					8,171		35,359
Amount settled within 1 year (Current portion of convertible bonds)			—		(8,171)		—

Total				~~W~~	—	~~W~~	35,359

[1]	Common shares of Storywiz Co., Ltd. are subject to conversion (appraisal period: June 5, 2021~May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and the sum of principal and interest will be settled on maturity.
[3]	The convertible bond was converted into 73,800 shares of common stock and preferred stock each.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

3)	Borrowings

a.	Short-term borrowings

(in millions of Korean won and thousands of foreign currencies)
Type	Financial institution	Annual interest rates	September 30, 2023			December 31, 2022
			Foreign currency	Korean won		Foreign currency	Korean won
Working		3.840%~6.390%	—	~~W~~	81,000	—	~~W~~	105,000
Capital Loans Shinhan Bank [1]		CD(91D)+1.704%	—		2,000	—		—
		—	—		—	—		30,000
		—	—		—	—		50,000
	Woori Bank [1]	4.400%	—		70,000	—		—
		CD(91D)+1.960%	—		20,000	—		—
	Korea Development Bank	4.770%~6.060%	—		28,600	—		27,201
	Industrial Bank of Korea	4.862%	—		6,000	—		6,000
	Hana Bank [1]	CD(91D)+0.126%	—		4,800	—		5,000
	KB SECURITIES	4.050%~5.904%	—		198,509	—		94,822
	NH INVESTMENT & SECURITIES	—	—		—	—		20,000
	HSBC [2]	Compounded SOFR+2.100%	USD 19,900		26,761	USD 18,500		23,451
	NongHyup Bank	4.870%	—		5,000	—		9,000
		—	—		—	—		15,000
	IBK Securities	—	—		—	—		20,000
	Hi Investment & Securities	—	—		—	—		99,524
	KOREA INVESTMENT & SECURITIES	4.050%	—		20,000	—		—

Total				~~W~~	462,670		~~W~~	504,998

[1]	CD (91D) is approximately 3.750% as of September 30, 2023.
[2]	The Daily SOFR is approximately 5.310% as of September 30, 2023.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

b.	Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			September 30, 2023			December 31, 2022
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.000%	—	~~W~~	1,480	—	~~W~~	1,974
CA-CIB	General loans	3.380%~4.150%	—		200,000	—		200,000
JPM	General loans	2.700%~4.480%	—		200,000	—		100,000
DBS	General loans	4.109%	—		100,000	—		100,000
Shinhan Bank	General loans [2]	Term SOFR(3M)+1.100%	USD 8,910		11,982	USD 8,910		11,292
	General loans	—	—		—	USD 38,000		48,158
	General loans	1.900%~3.230%	USD 31,472		42,444	USD 31,472		39,855
	General loans [3]	4.490%	—		62,398	—		62,398
	General loans [2]	Term SOFR(3M)+1.300%	USD 21,127		28,411	USD 21,127		26,774
	General loans [2]	Term SOFR(3M)+1.940%	USD 35,000		47,068	—		—
	General loans [2]	CD(91D)+1.800%	—		16,900	—		—
	Facility loans [2]	CD(91D)+2.600%	—		300	—		—
Woori Bank	General loans [2]	EURIBOR(3M)+0.900%	EUR 7,700		10,947	EUR 7,700		10,404
	General loans	3.320%~5.500%	—		41,526	—		15,000
	PF loans	—	—		—	—		40,682
Hana Bank	Facility loans [2]	CD(91D)+2.600%	—		300	—		—
Hi Investment & Securities	CP	2.302%	—		92,422	—		90,724
Bookook Securities	CP	3.490%~3.603%	—		19,557	—		18,806
Korea Investment & Securities	CP	3.622%	—		75,196	—		73,039
Korea Development Bank	General loans	3.000%~4.870%	—		137,000	—		38,000
NH Jayang	PF loans [2]	CD(91D)+1.150%	—		65,966	—		59,066
Kyobo Life Insurance	PF loans [2]	CD(91D)+1.150%~ CD(91D)+3.450%	—		96,226	—		66,390
Standard Chartered Bank Korea	PF loans [2]	CD(91D)+1.150%~ CD(91D)+3.450%	—		64,151	—		44,260
	General loans [2]	CD(91D)+0.750%	—		32,000	—		—
Samsung Life Insurance	PF loans	1.860%~4.160%	—		53,458	—		36,883

Subtotal					1,399,732			1,083,705
Less: Current portion					(604,938)			(167,943)

Total				~~W~~	794,794		~~W~~	915,762

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	EURIBOR (3M), Term SOFR (3M) and CD (91D) are approximately 3.952%, 5.396% and 3.750%, respectively, as of September 30, 2023.
[3]	The general loans are repayable in installments over 4 years after a three-year grace period.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Repayment schedule of the Group’s debentures and borrowings including the current portion of liabilities as of September 30, 2023, is as follows:

(in millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Oct. 1, 2023~ Sep. 30, 2024	~~W~~	1,298,000	~~W~~	3,609	~~W~~	1,301,609	~~W~~	998,402	~~W~~	69,206	~~W~~	1,067,608	~~W~~	2,369,217
Oct. 1, 2024~ Sep. 30, 2025		1,485,000		1,681,000		3,166,000		513,946		98,409		612,355		3,778,355
Oct. 1, 2025~ Sep. 30, 2026		790,000		537,920		1,327,920		16,693		—		16,693		1,344,613
Oct. 1, 2026~ Sep. 30, 2027		290,000		403,440		693,440		108,021		—		108,021		801,461
After Oct. 1, 2027		1,845,000		134,480		1,979,480		57,725		—		57,725		2,037,205

	~~W~~5,708,000		~~W~~2,760,449		~~W~~8,468,449		~~W~~1,694,787		~~W~~167,615		~~W~~1,862,402		~~W~~10,330,851

13.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	36,329	~~W~~	108,962	~~W~~	55,075	~~W~~	200,366
Increase (transfer)		42		15,992		5,716		21,750
Usage		(262)		(879)		(3,932)		(5,073)
Reversal		(2)		(580)		(49)		(631)
Changes in consolidation scope		—		—		(177)		(177)
Others		—		(445)		445		—

Ending balance	~~W~~	36,107	~~W~~	123,050	~~W~~	57,078	~~W~~	216,235

Current		34,532		19,764		56,839		111,135
Non-current	~~W~~	1,575	~~W~~	103,286	~~W~~	239	~~W~~	105,100

(in millions of Korean won)	2022
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	80,165	~~W~~	107,358	~~W~~	69,874	~~W~~	257,397
Increase (transfer)		3,534		9,061		14,568		27,163
Usage		(8,952)		(1,402)		(17,096)		(27,450)
Reversal		(42,850)		(3,287)		(770)		(46,907)

Ending balance	~~W~~	31,897	~~W~~	111,730	~~W~~	66,576	~~W~~	210,203

Current		31,681		22,524		65,152		119,357
Non-current	~~W~~	216	~~W~~	89,206	~~W~~	1,424	~~W~~	90,846

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

14.	Net Defined Benefit Liabilities

(1)	The amounts recognized in the statement of financial position as of September 30, 2023 and December 31, 2022, are determined as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	2,284,702	~~W~~	2,218,655
Fair value of plan assets		(2,482,774)		(2,478,143)

Liabilities	~~W~~	59,468	~~W~~	51,654

Assets	~~W~~	257,540	~~W~~	311,142

(2)	Changes in the defined benefit obligations for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	2,218,655	~~W~~	2,494,930
Current service cost		158,001		180,430
Interest expense		73,908		42,743
Benefits paid		(163,901)		(183,635)
Remeasurements		2,272		(28,513)
Change in consolidation scope		(3,398)		—
Others		(835)		(654)

Ending	~~W~~	2,284,702	~~W~~	2,505,301

(3)	Changes in the fair value of plan assets for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	2,478,143	~~W~~	2,314,632
Interest income		86,098		41,390
Remeasurements on plan assets		6,853		(6,821)
Employer contributions		8,689		14,702
Benefits paid		(146,762)		(176,576)
Change in consolidation scope		(3,766)		—
Others		53,519		66,525

Ending	~~W~~	2,482,774	~~W~~	2,253,852

(4)	Amounts recognized in the consolidated statement of profit or loss for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Current service cost	~~W~~	158,001	~~W~~	180,430
Net interest cost		(12,190)		1,353
Account transfers		(9,669)		(11,077)

Total expenses	~~W~~	136,142	~~W~~	170,706

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

15.	Commitments and Contingencies

(1)	As of September 30, 2023, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others		374,000		—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700		1,480
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240		1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		565,350		25,790
Plus electronic notes payable	Industrial Bank of Korea		50,000		885
Working capital loan	Korea Development Bank and others		1,579,800		124,700
	Shinhan Bank	USD	76,509	USD	76,509
	Woori Bank	EUR	7,700	EUR	7,700
Facility loans	Shinhan Bank and others		1,000,000		469,324
Derivatives transaction limit	Korea Development Bank and others	USD	1,970,000	USD	1,970,000
	Citi Bank	JPY	400,000	JPY	400,000

Total			3,610,090		623,911
		USD	2,046,509	USD	2,046,509
		EUR	7,700	EUR	7,700
		JPY	400,000	JPY	400,000

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	As of September 30, 2023, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Guarantee matter	Limit
Hana Bank	Guarantee for payment in Korean currency		4,000
	Comprehensive credit line and others		3,100
	Guarantee for payment in foreign currency	USD	59
	Comprehensive credit line and others	USD	10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD	3,186
Shinhan Bank	Guarantee for payment in foreign currency and others	USD	94,517
Woori Bank	Guarantee for payment in Korean currency		5,200
	Guarantee for payment in foreign currency	USD	7,000
Korea Development Bank	Refund guarantee for advances received	USD	6,811
HSBC	Guarantees for depositions	USD	808
Seoul Guarantee Insurance Company	Performance guarantee and others		361,125
Korea Software Financial Cooperative	Performance guarantee and others		1,339,396
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others		135
Korea Housing Finance Corporation	Performance guarantee and others		12,835
Korea Housing & Urban Guarantee Corporation	Performance guarantee and others		691,530
Information & Communication Financial Cooperative	Performance guarantee and others		78,368

Total			2,495,689
		USD	122,680

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	As of September 30, 2023, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc.	Wonju Bando U—bora Mark Bridge Buyer	Hana Bank	103,000	41,163	Aug. 05, 2022 ~ Feb. 28, 2025
KT Engineering Co., Ltd. [1]	Gasan solar power plant Inc.	Shinhan Bank	4,700	448	Jan. 07, 2010 ~ Jan. 08, 2025
KT Engineering Co., Ltd. [1]	Korea cell Inc.	Suhyup Bank	3,250	124	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd. [1]	San-ya agricultural association corporation	Suhyup Bank	3,250	126	Feb. 17, 2014 ~ Feb. 16, 2024
KT Alpha Co., Ltd.	T commerce Cash payers	T commerce Cash payers	821	—	Apr. 14, 2023 ~ Apr. 12, 2024
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	941	618	—

[1]	KT Engineering Co., Ltd., a subsidiary of the Group, is subject to payment, depending on the reimbursement of principal debtor.

(4)

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of September 30, 2023, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 601 million.

(5)

For the nine-month period ended September 30, 2023 and year ended December 31, 2022, the Group made agreements with the Securitization Specialty Companies (September 30, 2023: First 5G 67th to 70th Securitization Specialty Co., Ltd., December 31, 2022: First 5G 61st to 66th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

(6)

As of September 30, 2023, the Group is a defendant in 210 lawsuits with the total claimed amount of ~~W~~ 160,406 million. As of September 30, 2023, litigation provisions of ~~W~~ 36,107 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of the reporting date.

(7)

Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios, such as debt-to-equity ratio, and to use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(8)	As of September 30, 2023, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(9)	As of September 30, 2023, the contracted amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~ 1,234,904 million (December 31, 2022: ~~W~~ 1,294,823 million).

(10)	As of September 30, 2023, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in the paid-in capital increase of K Bank Inc. (Note 6).

(11)

The Group has an agreement with a transferor participated in share transfer agreement of MILLE Co., Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the transferor may exercise Tag-Along Right, Put Option for the ordinary shares it owns (Note 6).

(12)

The Group entered into an agreement with financial investors of Epsilon Global Communications Pte. Ltd in the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right and the right to sell shares for the convertible preferred shares they own (Note 6).

(13)

The Group has an obligation for additional contributions as per agreements to Future Innovation Private Equity Fund No.3 and other. As of September 30, 2023, the remaining committed amount of ~~W~~ 4,942 million and USD 31,850 thousand will be invested through the Capital Call method in the future.

(14)

The Group has joint responsibility obligation and an obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the group has an obligation to provide financial support as an operating investor.

(15)

During the prior period, the Group entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(16)

During the prior period, the Group entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of LS Marine Solution Co., Ltd.(formerly KT Submarine Co., Ltd.). As per the agreement, the Group may exercise a put-option to LS Cable & System Ltd in the future (Note 6).

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

16.	Leases

Information of leases in which the Group is a lessee is as follows. Information when the Group is a lessor is described in Note 9.

(1)	Amount recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Right-of-use assets
Property and buildings	~~W~~	1,038,240	~~W~~	1,081,067
Machinery and telecommunication line facilities		55,433		50,794
Others		174,313		148,473

	~~W~~	1,267,986	~~W~~	1,280,334

(in millions of Korean won)	September 30, 2023		December 31, 2022
Lease liabilities [1]
Current	~~W~~	311,014	~~W~~	315,892
Non-current		839,947		856,146

	~~W~~	1,150,961	~~W~~	1,172,038

[1]	Included in the line items ‘other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Note 8).

Right-of-use assets related to leases increased by ~~W~~ 289,678 million and ~~W~~ 356,581 million for the nine-month periods ended September 30, 2023 and 2022, respectively.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Amount recognized in the consolidated statement of Profit or Loss

The consolidated statement of profit or loss relating to leases for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	September 30, 2023		September 30, 2022
Depreciation of right-of-use assets
Property and buildings	~~W~~	222,434	~~W~~	230,740
Machinery and telecommunication line facilities		19,726		23,846
Others		52,873		42,980

	~~W~~	295,033	~~W~~	297,566

Depreciation of investment properties	~~W~~	15	~~W~~	15
Interest expense relating to lease liabilities		38,268		28,885
Expenses relating to short-term leases		9,618		8,872
Expenses relating to leases of low-value assets that are not short-term leases		17,875		14,743
Expenses relating to variable lease payments not included in lease liabilities		6,539		4,309

Total cash outflow from leases was ~~W~~ 360,968 million and ~~W~~ 331,053 million during nine-month periods ended September 30, 2023 and 2022, respectively.

17.	Retained Earnings

Details of retained earnings as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		9,137,138		8,823,732

Total	~~W~~	14,570,749	~~W~~	14,257,343

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

18.	Other Components of Equity

(1)	The Group’s other components of equity as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Treasury stock	~~W~~	(398,075)	~~W~~	(202,295)
Gain(Loss) on disposal of treasury stock		3,220		(41,503)
Share-based compensation		6,786		6,222
Equity transactions within consolidated entities [1]		(415,715)		(334,576)

Total	~~W~~	(803,784)	~~W~~	(572,152)

[1]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

(2)	As of September 30, 2023 and December 31, 2022, the details of treasury stock are as follows:

	September 30, 2023		December 31, 2022
Number of shares (in shares)		11,447,338		5,069,130
Amount (in millions of Korean won)	~~W~~	398,075	~~W~~	202,295

Treasury stock is expected to be used as stock compensation for the Group’s directors, employees and other purposes.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Group has recognized the following amounts as revenue for the three- and nine-month periods ended September 30, 2023 and 2022:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Revenue from contracts with customers	~~W~~	6,639,548	~~W~~	19,519,119	~~W~~	6,424,748	~~W~~	18,910,406
Revenue from other sources		57,894		169,520		52,453		156,647

Total	~~W~~	6,697,442	~~W~~	19,688,639	~~W~~	6,477,201	~~W~~	19,067,053

(2)	Operating revenues for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Services provided	~~W~~	5,842,461	~~W~~	17,274,449	~~W~~	5,645,035	~~W~~	16,595,159
Sales of goods		854,981		2,414,190		832,166		2,471,894

Total	~~W~~	6,697,442	~~W~~	19,688,639	~~W~~	6,477,201	~~W~~	19,067,053

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

(3)	The contract assets, liabilities and deferred revenue recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Contract assets [1]	~~W~~	1,119,347	~~W~~	963,133
Contract liabilities [1]		302,848		344,869
Deferred revenue [2]		83,576		81,653

[1]

The Group recognized contract assets of ~~W~~279,959 million and contract liabilities of ~~W~~20,465 million for long-term construction contracts as of September 30, 2023 (December 31, 2022: contract assets of ~~W~~160,880 million and contract liabilities of ~~W~~60,762 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(4)	The contract costs recognized as assets are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Incremental costs of obtaining a contract	~~W~~	1,684,843	~~W~~	1,744,096
Costs of contract performance		71,472		73,582

The Group recognized ~~W~~1,322,822 million as operating expenses for the nine-month period ended September 30, 2023 (nine-month period ended September 30, 2022: ~~W~~1,352,283 million) related to contract cost assets.

(5)	For the three- and nine-month periods ended September 30, 2023 and 2022, the revenue recognition arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	44,874	~~W~~	179,772	~~W~~	53,553	~~W~~	210,683
Deferred revenue of joining/installment fees		9,866		33,074		10,422		34,392

Total	~~W~~	54,740	~~W~~	212,846	~~W~~	63,975	~~W~~	245,075

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

20.	Operating Expenses

(1)	Operating expenses for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Salaries and wages	~~W~~	1,191,032	~~W~~	3,391,569	~~W~~	1,075,308	~~W~~	3,236,602
Depreciation		683,180		2,030,237		664,690		1,970,538
Depreciation of right-of-use assets		97,886		295,032		99,607		297,566
Amortization of intangible assets		156,852		471,282		142,510		458,416
Commissions		328,157		928,744		296,653		900,985
Interconnection charges		107,442		328,340		120,953		378,170
International interconnection fees		26,620		118,638		47,371		147,164
Purchase of inventories		950,249		2,445,482		1,037,625		2,653,561
Changes of inventories		(70,515)		1,755		(162,431)		(161,551)
Sales promotion expense and sales commissions		581,436		1,746,530		613,936		1,748,454
Service costs		631,156		1,668,482		594,122		1,687,602
Utilities		117,943		310,420		93,415		272,360
Taxes and dues		58,895		187,477		81,252		213,468
Rent		42,794		124,269		40,820		110,526
Insurance premiums		16,467		48,737		16,942		46,556
Installation fees		38,436		129,785		60,618		112,618
Advertising expenses		38,634		114,094		53,951		152,351
Research and development expenses		50,246		134,771		42,190		121,486
Card service costs		792,419		2,377,029		781,989		2,315,855
Others		536,180		1,451,820		322,798		865,654

Total	~~W~~	6,375,509	~~W~~	18,304,493	~~W~~	6,024,319	~~W~~	17,528,381

(2)	Details of employee benefits for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Short-term employee benefits	~~W~~	1,114,986	~~W~~	3,164,468	~~W~~	994,562	~~W~~	2,992,326
Post-employment benefits (defined benefits)		44,354		136,142		56,848		170,706
Post-employment benefits (defined contributions)		24,110		64,577		17,938		52,354
Share-based compensation		3,012		12,350		2,662		12,546
Others		4,570		14,032		3,298		8,670

Total	~~W~~	1,191,032	~~W~~	3,391,569	~~W~~	1,075,308	~~W~~	3,236,602

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

21.	Other Income and Other Expenses

(1)	Other income for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Gain on disposal of property and equipment and investment properties	~~W~~	5,854	~~W~~	18,471	~~W~~	6,188	~~W~~	30,613
Gain on disposal of intangible assets		—		300		237		320
Gain on disposal of right-of-use assets		265		2,126		512		2,766
Compensation on impairment of property and equipment		36,501		106,349		34,324		108,900
Gain on government subsidies		8,394		25,753		10,674		22,641
Gain on disposal of investments in associates		873		6,927		2,016		11,192
Gain on disposal of investments in subsidiaries		28,825		28,825		—		—
Others		11,112		35,004		11,515		43,345

Total	~~W~~	91,824	~~W~~	223,755	~~W~~	65,466	~~W~~	219,777

(2)	Other expenses for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Loss on disposal of property and equipment and investment properties	~~W~~	19,489	~~W~~	51,389	~~W~~	17,246	~~W~~	57,970
Loss on disposal of intangible assets		1,698		4,724		68		5,108
Loss on disposal of right-of-use assets		193		1,142		201		1,569
Loss on disposal of investments in associates		—		—		—		295
Donations		6,262		23,523		2,377		12,281
Other allowance for bad debts		9,696		21,347		6,157		14,407
Others		21,747		91,596		34,544		84,322

Total	~~W~~	59,085	~~W~~	193,721	~~W~~	60,593	~~W~~	175,952

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

22.	Financial Income and Costs

(1)	Details of financial income for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Interest income	~~W~~	72,130	~~W~~	203,866	~~W~~	73,348	~~W~~	205,812
Gain on foreign currency transactions		5,085		15,756		39,294		51,227
Gain on foreign currency translation		(262)		14,220		(11,055)		44,328
Gain on settlement of derivatives		7,504		12,275		50,518		50,518
Gain on valuation of derivatives		61,512		159,403		280,825		581,577
Gain on disposal of trade receivables		—		3,441		—		—
Others		19,467		55,835		17,398		30,906

Total	~~W~~	165,436	~~W~~	464,796	~~W~~	450,328	~~W~~	964,368

(2)	Details of financial costs for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Interest expenses	~~W~~	89,210	~~W~~	260,075	~~W~~	74,963	~~W~~	201,699
Loss on foreign currency transactions		10,029		25,890		58,830		66,344
Loss on foreign currency translation		77,559		203,176		317,904		582,406
Loss on settlement of derivatives		17		17		23,309		23,312
Loss on valuation of derivatives		(13,313)		5,436		(24,989)		158
Loss on disposal of trade receivables		1,919		8,984		7,934		27,215
Others		1,509		38,631		2,299		33,479

Total	~~W~~	166,930	~~W~~	542,209	~~W~~	460,250	~~W~~	934,613

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year ending December 31, 2023 is 22.9%.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

24.	Earnings per Share

Basic earnings per share for the three- and nine-month periods ended September 30, 2023 and 2022, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the net income attributable to the ordinary shares by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Group as treasury stock.

	2023				2022
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	264,001	~~W~~	954,581	~~W~~	297,477	~~W~~	1,020,198
Weighted average number of ordinary shares outstanding (in number of shares)		248,229,697		251,119,400		240,963,471		237,582,307
Basic earnings per share (in Korean won)	~~W~~	1,064	~~W~~	3,801	~~W~~	1,235	~~W~~	4,294

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments:

	2023				2022
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	264,001	~~W~~	954,581	~~W~~	297,477	~~W~~	1,020,198
Adjusted net income attributable to ordinary shares (in millions of Korean won)		(130)		(574)		(282)		(531)
Diluted profit attributable to ordinary shares (in millions of Korean won)		263,871		954,007		297,195		1,019,667
Number of dilutive potential ordinary shares outstanding (in number of shares)		129,329		114,355		98,427		89,742
Weighted average number of ordinary shares outstanding (in number of shares)		248,359,026		251,233,755		241,061,898		237,672,049
Diluted earnings per share (in Korean won)		1,062		3,797		1,233		4,290

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares. Convertible bonds and convertible preferred stocks without dilutive effects are excluded from the calculation.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
1. Profit for the period	~~W~~	1,030,429	~~W~~	1,144,955
2. Adjustments for:
Income tax expense		305,640		475,907
Interest income [1]		(287,630)		(250,109)
Interest expense [1]		300,861		218,947
Dividend income [2]		(47,630)		(9,480)
Depreciation		2,068,423		2,008,264
Amortization of intangible assets		477,388		462,097
Depreciation of right-of-use assets		295,033		297,566
Provisions for post-employment benefits (defined benefits)		145,811		181,783
Allowance for bad debts		129,326		92,684
Share of net profit or loss of associates and joint ventures		826		(9,062)
Gain on disposal of subsidiaries and associates		(35,752)		(10,897)
Loss (Gain) on disposal of property, equipment and investment properties [3]		22,376		(59,532)
Impairment loss on property, equipment and investment properties		522		1,570
Gain on disposal of right-of-use assets		(984)		(1,197)
Loss on disposal of intangible assets		4,424		4,788
Impairment loss on intangible assets		695		3,046
Loss on foreign currency translation		188,956		538,078
Gain on valuation of derivatives		(149,220)		(608,202)
Loss on disposal of financial assets at amortized cost		1		2
Gain on disposal of financial assets at fair value through profit or loss		(1,214)		(2,515)
Loss on valuation of financial assets at fair value through profit or loss [4]		5,432		9,021
Others		115,876		16,470
3. Changes in operating assets and liabilities
Increase in trade receivables		(469,166)		(160,689)
Increase in other receivables		(1,591,277)		(878,580)
Decrease (increase) in other current assets		3,165		(260,060)
Increase in other non-current assets		(67,744)		(48,104)
Increase in inventories		(25,502)		(119,839)
Increase (decrease) in trade payables		349,132		(148,044)
Increase in other payables		2,052,692		752,069
Decrease in other current liabilities		(15,577)		(113,726)
Increase in other non-current liabilities		5,272		44,316
Increase (decrease) in provisions		2,783		(19,185)
Increase (decrease) in deferred revenue		489		(1,732)
Decrease in plan assets		178,544		216,504
Payment of post-employment benefits (defined benefits)		(272,722)		(323,468)

4. Cash generated from operations (1+2+3)	~~W~~	4,719,678	~~W~~	3,443,646

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognize interest income and expense as operating revenue and expense, respectively. Interest income of ~~W~~83,764 million (nine-month period ended September 30, 2022: ~~W~~44,297 million) and interest expense of ~~W~~41,993 million (nine-month period ended September 30, 2022: ~~W~~17,248 million) that are recognized as operating revenue and expense, respectively, for the nine-month period ended September 30, 2023 are included.

[2]

BC Card Co., Ltd. recognizes dividend income as operating revenue. Dividend income of ~~W~~1,758 million (nine-month period ended September 30, 2022: ~~W~~2,143 million) that is recognized as operating revenue for the nine-month period ended September 30, 2023 is included.

[3]

KT Estate Inc. recognizes gain and loss on disposal of investment properties as operating revenue and expense, respectively. Gain on disposal of investment properties of ~~W~~10,542 million (nine-month period ended September 30, 2022: Gain on disposal of ~~W~~86,889 million) that is recognized as operating revenue for the year ended September 30, 2023 is included.

[4]

KT Investment Co., Ltd. and other subsidiaries of the Group recognize gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively. Gain on valuation of financial assets at fair value through profit or loss of ~~W~~10,514 million (nine-month period ended September 30, 2022: Gain on valuation of ~~W~~2,863 million) that is recognized as operating income/expense for the year ended September 30, 2023 is included

(2)	Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Reclassification of current portion of borrowings	~~W~~	1,632,405	~~W~~	1,011,410
Reclassification of construction-in-progress to property and equipment		1,922,436		1,802,180
Reclassification of non-trade payables from property and equipment		(224,370)		(327,082)
Reclassification of non-trade payables from intangible assets		(189,086)		(301,424)
Reclassification of non-trade payables from defined benefit liabilities		(108,637)		(139,833)
Reclassification of non-trade payables from plan assets		95,672		122,030
Disposal of treasury stock related to acquisition of financial assets		—		747,161

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

26.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities related to cash flows that have been classified as financing activities or will be classified as financing activities in the consolidated statement of cash flows for the nine-month periods ended September 30, 2023 and are as follows:

(in millions of Korean won)	2023
	Beginning		Cash flows		Others								Ending
					Newly acquired		Changes in FX rate		Fair value changes		Others
Borrowings	~~W~~	10,006,685	~~W~~	83,014	~~W~~	(97)	~~W~~	163,241	~~W~~	1,483	~~W~~	55,139	~~W~~	10,309,465
Lease liabilities		1,172,038		(293,222)		298,384		—		38		(26,277)		1,150,961
Derivative liabilities		33,555		—		—		204		745		(33,688)		816
Derivative assets		(190,830)		48,183		—		(152,675)		34,592		22,812		(237,918)

Total	~~W~~	11,021,448	~~W~~	(162,025)	~~W~~	298,287	~~W~~	10,770	~~W~~	36,858	~~W~~	17,986	~~W~~	11,223,324

(in millions of Korean won)	2022
	Beginning		Cash flows		Others								Ending
					Newly acquired		Changes in FX rate		Fair value changes		Others
Borrowings	~~W~~	8,437,703	~~W~~	1,362,120	~~W~~	—	~~W~~	537,986	~~W~~	690	~~W~~	28,092	~~W~~	10,366,591
Lease liabilities		1,159,369		(288,060)		326,777		(455)		78		12,945		1,210,654
Derivative liabilities		75,176		(41,197)		—		148		5,191		(39,096)		222
Derivative assets		(99,453)		76,280		(754)		(491,039)		20,619		(45,930)		(540,277)

Total	~~W~~	9,572,795	~~W~~	1,109,143	~~W~~	326,023	~~W~~	46,640	~~W~~	26,578	~~W~~	(43,989)	~~W~~	11,037,190

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

27.	Segment Information

(1)	The management of the Group determines the operating segments based on the reported information when establishing the business strategy.

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business
Satellite TV	Satellite TV business
Real estate	Residential building development and supply
Others	IT, facility security, global business, and others

(2)	Details of operating revenues and profit by each segment for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)
	2023
	Operating Revenues				Operating profit				Depreciation and amortization [1]
	Three months		Nine months		Three months		Nine months		Three months		Nine months
ICT	~~W~~	4,672,959	~~W~~	13,779,371	~~W~~	193,502	~~W~~	989,069	~~W~~	786,437	~~W~~	2,348,258
Finance		921,178		2,764,515		22,952		66,794		8,421		28,632
Satellite TV		180,671		540,358		10,812		45,947		12,990		40,178
Real estate		139,259		391,252		16,843		44,258		17,745		52,647
Others		2,059,087		5,888,033		71,948		237,990		142,188		417,612

Subtotal		7,973,154		23,363,529		316,057		1,384,058		967,781		2,887,327
Elimination		(1,275,712)		(3,674,890)		5,876		88		(29,863)		(90,776)

Consolidated amount	~~W~~	6,697,442	~~W~~	19,688,639	~~W~~	321,933	~~W~~	1,384,146	~~W~~	937,918	~~W~~	2,796,551

[1]	Sum of the amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	2022
	Operating Revenues				Operating Profit				Depreciation And amortization[1]
	Three months		Nine months		Three months		Nine months		Three months		Nine months
ICT	~~W~~	4,590,184	~~W~~	13,716,425	~~W~~	323,602	~~W~~	1,056,976	~~W~~	772,862	~~W~~	2,327,516
Finance		904,228		2,663,730		236,060		295,843		12,037		35,658
Satellite TV		179,499		522,550		8,167		44,490		14,527		43,763
Real estate		110,450		357,547		19,828		111,420		15,874		48,544
Others		1,936,745		5,489,014		(134,295)		35,377		122,056		359,820

Subtotal		7,721,106		22,749,266		453,362		1,544,106		937,356		2,815,301
Elimination		(1,243,905)		(3,682,213)		(480)		(5,434)		(30,550)		(88,781)

Consolidated amount	~~W~~	6,477,201	~~W~~	19,067,053	~~W~~	452,882	~~W~~	1,538,672	~~W~~	906,806	~~W~~	2,726,520

[1]	Sum of the amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

During the prior period, the Group changed certain operating segments for efficient business operation, and comparative information on the relevant segments was restated as the changed operating segments.

(3)

Operating revenues for the three- and nine-month periods ended September 30, 2023 and 2022, and non-current assets as of September 30, 2023 and December 31, 2022, by geographical region, are as follows:

(in millions of Korean won)	2023
	Operating revenues				Non-current assets[1]
	Three months		Nine months		September 30, 2023
Domestic	~~W~~	6,657,081	~~W~~	19,561,334	~~W~~	20,710,623
Overseas		40,361		127,305		289,637

Total	~~W~~	6,697,442	~~W~~	19,688,639	~~W~~	21,000,260

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

(in millions of Korean won)	2022
	Operating revenues				Non-current assets[1]
	Three months		Nine months		December 31, 2022
Domestic	~~W~~	6,433,775	~~W~~	18,947,011	~~W~~	20,845,214
Overseas		43,426		120,042		270,490

Total	~~W~~	6,477,201	~~W~~	19,067,053	~~W~~	21,115,704

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

28.	Related Party Transactions

(1)	The list of related parties of the Group as of September 30, 2023, is as follows:

Relationship	Name of Entity
Associates and joint ventures	KIF Investment Fund, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., LoginD Co., Ltd., K Bank Inc., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little Big Pictures, Virtua Realm Sendirian Berhad, KT-Smart Factory Investment Fund, KT Young Entrepreneurs DNA Investment Fund, HD Hyundai Robotics Co., Ltd.(formerly Hyundai Robotics Co., Ltd.), IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, kt Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V, K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1, Megazone Cloud Corporation, Suseo Station Transfer Center Complex Development, TeamFresh Corp., KORAMKO No. 143 General Private Real Estate Investment Company, Jumbo Film, KB Three Telecommunications Companies ESG Fund, IGIS No. 468-1 General Private Real Estate Investment Company, Mastern Hongdae Rental Housing General Private Real Estate Investment Company No.167, Kiamco Data Center Blind Fund, Mastern No.172 Seongsu Office PFV Co. Ltd., OASISALPHA Corporation, Shinhan EZ General Insurance, Ltd, New Media Tech Fund, SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1, GRANDWEST PFV Co., Ltd., Telco Credit Bureau Co., Ltd., STIC Place General Private Placement Real Estate Investment Trust No.2, Super Growth K-contents Fund, Pacific geumto no.75 private hybrid asset fund, LS Marine Solution Co., Ltd.(formerly KT Submarine Co., Ltd.), BCCARD Kyrgyzstan LLC

Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd.

[1]	Although they are evaluated by applying Korea IFRS 1109, these entities are included in the scope of related parties under Korean IFRS 1024 as the Group has significant influence over them.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Outstanding balances of receivables and payables in relation to transactions with related parties as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)		September 30, 2023
		Receivables						Payables
		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	642	~~W~~	272,862	~~W~~	839	~~W~~	—	~~W~~	297	~~W~~	—
	Little Big Pictures		1,469		5,448		—		9		5		—
	K-Realty 11th Real Estate Investment Trust Company		53		1,514		—		—		—		7,219
	Others		1,827		122		—		2,357		1,525		—

	Total	~~W~~	3,991	~~W~~	279,946	~~W~~	839	~~W~~	2,366	~~W~~	1,827	~~W~~	7,219

(in millions of Korean won)		December 31, 2022
		Receivables						Payables
		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	682	~~W~~	258,999	~~W~~	—	~~W~~	—	~~W~~	299	~~W~~	—
	Little Big Pictures		1,454		7,645		—		—		9		—
	K-Realty 11th Real Estate Investment Trust Company		151		1,283		—		—		—		8,824
	Others		2,285		2		—		3,235		2,932		—

	Total	~~W~~	4,572	~~W~~	267,929	~~W~~	—	~~W~~	3,235	~~W~~	3,240	~~W~~	8,824

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	Significant transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)		2023
		Sales				Purchases				Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other Income		Operating expenses		Others [1]
Associates and joint ventures	K Bank, Inc.	~~W~~	17,297	~~W~~	—	~~W~~	8,580	~~W~~	—	~~W~~	—
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		59		—		182		—		—
	K-Realty 11th Real Estate Investment Trust Company		137		150		1,884		—		19
	Others [2]		15,748		619		30,417		137		—

	Total	~~W~~	33,241	~~W~~	769	~~W~~	41,063	~~W~~	137	~~W~~	19

[1]	The amount of acquisition of property and equipment and others is included.
[2]	Transactions with KD Living, Inc. before it was classified as subsidiary of the Group are included.

(in millions of Korean won)		2022
		Sales				Purchases				Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K Bank, Inc.	~~W~~	23,456	~~W~~	—	~~W~~	7,968	~~W~~	—	~~W~~	—
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		79		—		607		3,170		—
	Others		5,938		1,638		20,442		1,709		—

	Total	~~W~~	29,473	~~W~~	1,638	~~W~~	29,017	~~W~~	4,879	~~W~~	—

[1]	The amount of acquisition of property and equipment and others is included.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)		2023
		Finance income		Finance costs		Dividend income
Associates and joint ventures	K Bank, Inc.	~~W~~	6,108	~~W~~	—	~~W~~	—
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		—		—		—
	K-Realty 11th Real Estate Investment Trust Company		—		199		507
	Others [1]		—		—		1,630

	Total	~~W~~	6,108	~~W~~	199	~~W~~	2,137

[1]	Transactions with KD Living, Inc. before it was classified as subsidiary of the Group are included.

(in millions of Korean won)		2022
		Finance income		Finance costs		Dividend income
Associates and joint ventures	K-Realty Qualified Private Real Estate Investment Trust No. 1 [1]	~~W~~	—	~~W~~	—	~~W~~	45,549
	K Bank, Inc.		1,569		—		—
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		—		—		—
	Others		—		185		9,158

	Total	~~W~~	1,569	~~W~~	185	~~W~~	54,707

[1]	Transaction details before it was excluded from associates and joint ventures.

(4)	Key management compensation for the nine-month periods ended September 30, 2023 and 2022, consists of:

(in millions of Korean won)	2023		2022
Salaries and other short-term benefits	~~W~~	1,089	~~W~~	1,416
Post-employment benefits		71		229
Stock-based compensation		321		810

Total	~~W~~	1,481	~~W~~	2,455

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(5)	Fund transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Borrowing transactions [1]				Equity contributions in cash and others
	Borrowing		Repayments
Associates and joint ventures
K-Realty 11th Real Estate Investment Trust Company	~~W~~	—	~~W~~	765	~~W~~	—
STIC Place General Private Placement Real Estate Investment Trust No.2		—		—		20,000
Telco Credit Bureau Co.,Ltd.		—		—		6,500
Super Growth K-contents Fund		—		—		6,000
Pacific geumto no.75 private hybrid asset fund		—		—		19,000
Kiamco Data Center Blind Fund		—		—		7,500
Others [2]		—		—		7,486

Total	~~W~~	—	~~W~~	765	~~W~~	66,486

[1]	Lease transactions are included in borrowing transactions.
[2]	Includes transaction details before Studio Discovery Co., Ltd. was excluded from the associates company.

(in millions of Korean won)	2022
	Borrowing transactions [1]				Equity contributions in cash and others
	Borrowing		Repayments
Associates and joint ventures
Megazone Cloud Corporation	~~W~~	30,000	~~W~~	—	~~W~~	130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		10,800
Mastern KT Multi-Family Real Estate Private Equity Investment Fund I		—		—		18,859
IGIS No. 468-1 General Private Real Estate Investment Company		—		—		25,000
Others		1,916		506		61,967

Total	~~W~~	31,916	~~W~~	506	~~W~~	246,627

[1]	Lease transactions are included in borrowing transactions.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(6)	Provision of collateral and investment agreement and others

The Group has an obligation to invest in Kiamco Data Center Blind Fund, a related party, according to the agreement. As of September 30, 2023, the Group is planning to invest an additional ~~W~~99,509 million.

(7)	As of September 30, 2023, the limit of the credit card contract provided by the Group to K Bank, Inc. is ~~W~~1,019 million (December 31, 2022: ~~W~~1,000 million).

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

29.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023			December 31, 2022
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	3,110,375	[1]	~~W~~	2,449,062	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		8,948,259	[1]		7,364,516	[1]
Financial assets at fair value through other comprehensive income		254,089	254,089		129,124	129,124
Other financial assets
Financial assets measured at amortized cost		1,446,086	[1]		1,060,058	[1]
Financial assets at fair value through profit or loss		973,872	973,872		1,064,856	1,064,856
Financial assets at fair value through other comprehensive income		1,670,002	1,670,002		1,508,192	1,508,192
Derivative financial assets for hedging		237,918	237,918		190,830	190,830

Total	~~W~~	16,640,601		~~W~~	13,766,638

Financial liabilities
Trade and other payables [3]		9,228,743	[1]	~~W~~	8,397,264	[1]
Borrowings		10,309,465	9,410,606		10,006,685	9,405,992
Other financial liabilities
Financial liabilities at amortized cost		961,396	[1]		246,606	[1]
Financial liabilities at fair value through profit or loss		138,218	138,218		141,280	141,280
Derivative financial liabilities for hedging		816	816		33,555	33,555

Total	~~W~~	20,638,638		~~W~~	18,825,390

[1]	The Group did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.
[3]	Amounts related to employee benefit plans are included in trade and other payables at the end of previous year.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or disclosed in fair value as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	254,089	~~W~~	—	~~W~~	254,089
Other financial assets
Financial assets at fair value through profit or loss		15,012		254,706		704,154		973,872
Financial assets at fair value through other comprehensive income		1,163,676		5,144		501,182		1,670,002
Derivative financial assets for hedging		—		237,918		—		237,918

Total	~~W~~	1,178,688	~~W~~	751,857	~~W~~	1,205,336	~~W~~	3,135,881

Liabilities
Borrowings	~~W~~	—	~~W~~	9,410,606	~~W~~	—	~~W~~	9,410,606
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		138,218		138,218
Derivative financial liabilities for hedging		—		816		—		816

Total	~~W~~	—	~~W~~	9,411,422	~~W~~	138,218	~~W~~	9,549,640

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	129,124	~~W~~	—	~~W~~	129,124
Other financial assets
Financial assets at fair value through profit or loss		26,647		426,140		612,069		1,064,856
Financial assets at fair value through other comprehensive income		1,005,900		5,163		497,129		1,508,192
Derivative financial assets for hedging		—		189,717		1,113		190,830

Total	~~W~~	1,032,547	~~W~~	750,144	~~W~~	1,110,311	~~W~~	2,893,002

Liabilities
Borrowings	~~W~~	—	~~W~~	9,405,992	~~W~~	—	~~W~~	9,405,992
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		141,280		141,280
Derivative financial liabilities for hedging		—		33,555		—		33,555

Total	~~W~~	—	~~W~~	9,439,547	~~W~~	141,280	~~W~~	9,580,827

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements are as follows:

(in millions of Korean won)	September 30, 2023
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	612,069	~~W~~	497,129	~~W~~	1,113	~~W~~	141,280
Acquisitions		149,181		10,267		—		—
Reclassifications		(2,057)		(5,554)		(1,113)		(7,363)
Changes in consolidation scope		252		—		—		—
Disposals		(36,088)		(6)		—		(5,205)
Amount recognized in profit or loss		(19,203)		(61)		—		9,506
Amount recognized in other comprehensive income		—		(593)		—		—

Ending balance	~~W~~	704,154	~~W~~	501,182	~~W~~	—	~~W~~	138,218

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	September 30, 2022
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	577,085	~~W~~	323,373	~~W~~	31,565	~~W~~	215,332
Acquisitions		205,838		9,409		—		—
Reclassifications		(4,191)		3,239		—		(54,922)
Disposals		(140,554)		(97,426)		(31,565)		—
Amount recognized in profit or loss		15,459		56		—		(62,866)
Amount recognized in other comprehensive income		—		3,689		—		—

Ending balance	~~W~~	653,637	~~W~~	242,340	~~W~~	—	~~W~~	97,544

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	254,089	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		958,860	2,3	DCF Model, Adjusted net asset model Monte-Carlo Simulation
Financial assets at fair value through other comprehensive income		506,326	2,3	DCF Model, Market approach model
Derivative financial assets for hedging		237,918	2	DCF Model
Liabilities
Borrowings	~~W~~	9,410,606	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		138,218	3	DCF Model, Binomial option pricing model
Derivative financial liabilities for hedging		816	2	DCF Model

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	December 31, 2022
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	129,214	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		1,038,209	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation
Financial assets at fair value through other comprehensive income		502,292	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		190,830	2,3	DCF Model
Liabilities
Borrowings	~~W~~	9,405,992	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		141,280	3	DCF Model, Binomial Option Pricing Model, Monte-Carlo Simulation
Derivative financial liabilities for hedging		33,555	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO) and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation methods become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

KT Corporation and its Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

In relation to this, details and changes of total deferred differences for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
	Derivatives used for hedging		Derivatives used for hedging
Beginning balance	~~W~~	—	~~W~~	831
Recognized at fair value through profit or loss		—		(831)

Ending balance	~~W~~	—	~~W~~	—

KT Corporation

Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

KT Corporation

Index

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

Page(s)
Report on Review of Interim Financial Statements	1 –2

Separate Interim Financial Statements

Separate Interim Statements of Financial Position	3 – 4

Separate Interim Statements of Profit or Loss	5

Separate Interim Statements of Comprehensive Income	6

Separate Interim Statements of Changes in Equity	7 – 8

Separate Interim Statements of Cash Flows	9

Notes to the Separate Interim Financial Statements	10 – 55

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on November 14, 2023.]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Separate Interim Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). The separate interim financial statements consist of the separate statement of financial position as of September 30, 2023, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the nine-month periods ended September 30, 2023 and 2022, all expressed in Korean won, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of separate interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements referred to above do not present fairly, in all material respects, the financial position as of September 2023 and its financial performance and its cash flows for the nine-month periods ended September 2023 in accordance with K-IFRS No.1034 Interim Financial Reporting.

1

Other Matters

The accompanying separate interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the nine-month period ended September 30, 2022 for comparative purpose, were reviewed by other auditors, whose report thereon dated November 14, 2022, expressed that nothing came to their attention that caused them to believe that those separate interim financial statements as of September 30, 2022 were not prepared fairly, in all material respects, in accordance with K-IFRS.

The separate statement of financial position as of December 31, 2022, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors, whose report thereon dated March 8, 2023, expressed an unqualified opinion. The accompanying statement of financial position as of December 31, 2022, presented for comparative purposes, is not different from that audited by other auditors in all material respects.

Seoul, Korea

November 14, 2023

Notice to Readers

This review report is effective as of November 14, 2023, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

2

KT Corporation

Separate Interim Statements of Financial Position

September 30, 2023 (Unaudited) and December 31, 2022

(in millions of Korean won)	Notes	September 30, 2023		December 31, 2022
Assets
Current assets
Cash and cash equivalents	4,28	~~W~~	1,477,330	~~W~~	966,307
Trade and other receivables, net	4,5,28		3,425,763		3,055,649
Other financial assets	4,6,28		223,927		232,837
Inventories, net	7		276,637		349,870
Other current assets	8		2,101,711		1,998,825

Total current assets			7,505,368		6,603,488

Non-current assets
Trade and other receivables, net	4,5,28		322,107		526,988
Other financial assets	4,6,28		2,203,187		1,993,893
Property and equipment, net	9		11,288,459		11,540,162
Right-of-use assets	16		945,802		983,049
Investment properties, net	9		1,187,614		1,137,489
Intangible assets, net	9		1,595,378		1,855,679
Investments in subsidiaries, associates and joint ventures	10		4,871,471		4,879,219
Net defined benefit assets	14		172,138		180,689
Other non-current assets	8		723,247		717,118

Total non-current assets			23,309,403		23,814,286

Total assets		~~W~~	30,814,771	~~W~~	30,417,774

(Continued)

See accompanying notes to the separate interim financial statements.

3

KT Corporation

Separate Interim Statements of Financial Position

September 30, 2023 (Unaudited) and December 31, 2022

(in millions of Korean won)	Notes	September 30, 2023		December 31, 2022
Liabilities
Current liabilities
Trade and other payables	4,11,28	~~W~~	4,794,761	~~W~~	4,411,056
Borrowings	4,12,28		1,173,834		984,720
Other financial liabilities	4,6,28		670		—
Current tax liabilities			176,183		127,944
Provisions	13		88,636		87,720
Deferred income	19		40,436		44,042
Other current liabilities	8		650,664		665,968

Total current liabilities			6,925,184		6,321,450

Non-current liabilities
Trade and other payables	4,11,28		737,408		979,050
Borrowings	4,12,28		6,497,489		6,510,841
Other financial liabilities	4,6,28		4,233		37,566
Provisions	13		90,014		79,374
Deferred income	19		147,645		158,161
Deferred tax liabilities			776,825		763,113
Other non-current liabilities	8		652,608		710,139

Total non-current liabilities			8,906,222		9,238,244

Total liabilities			15,831,406		15,559,694

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		12,541,260		12,347,403
Accumulated other comprehensive income			9,206		(72,672)
Other components of equity	18		(571,858)		(421,408)

Total equity			14,983,365		14,858,080

Total liabilities and equity		~~W~~	30,814,771	~~W~~	30,417,774

(Concluded)

See accompanying notes to the separate interim financial statements.

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three- and Nine-Month Periods Ended September 30, 2023 and 2022 (Unaudited)

		Three- and Nine-Month Periods Ended September 30
(in millions of Korean won, except per share amounts)	Notes	2023				2022
		Three months		Nine months		Three months		Nine months
Operating revenue	19	~~W~~	4,672,959	~~W~~	13,779,371	~~W~~	4,590,184	~~W~~	13,716,425
Operating expenses	20		4,479,457		12,790,302		4,266,582		12,659,449

Operating profit			193,502		989,069		323,602		1,056,976
Other income	21		85,696		257,295		64,625		283,127
Other expenses	21		57,717		169,728		51,291		148,122
Finance income	22		143,269		401,367		403,699		812,998
Finance costs	22		136,584		427,493		415,531		824,303

Profit before income tax expense			228,166		1,050,510		325,104		1,180,676
Income tax expense	23		17,597		215,021		84,853		525,020

Profit for the period		~~W~~	210,569	~~W~~	835,489	~~W~~	240,251	~~W~~	655,656

Earnings per share
Basic earnings per share	24	~~W~~	848	~~W~~	3,327	~~W~~	997	~~W~~	2,760
Diluted earnings per share	24		848		3,326		997		2,759

See accompanying notes to the separate interim financial statements.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three- and Nine-Month Periods Ended September 30, 2023 and 2022 (Unaudited)

		Three- and Nine-Month Periods Ended September 30
(in millions of Korean won)	Notes	2023				2022
		Three months		Nine months		Three months		Nine months
Profit for the period		~~W~~	210,569	~~W~~	835,489	~~W~~	240,251	~~W~~	655,656
Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:			2,340		116,792		(106,851)		(148,584)
Remeasurements of the net defined benefit liabilities	14		1,694		4,411		(559)		(3,253)
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			646		112,381		(106,292)		(145,331)
Items that may be subsequently reclassified to profit or loss			(2,704)		(30,281)		(6,423)		(33,199)
Valuation gains on cash flow hedge	6		42,324		88,493		203,936		325,622
Other comprehensive income from cash flow hedges reclassified to profit or loss			(45,028)		(118,774)		(210,359)		(358,821)
Other comprehensive income(loss) for the period, net of income tax			(364)		86,511		(113,274)		(181,783)
Total comprehensive income for the period		~~W~~	210,205	~~W~~	922,000	~~W~~	126,977	~~W~~	473,873

See accompanying notes to the separate interim financial statements.

6

KT Corporation

Separate Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2023 and 2022 (Unaudited)

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity
Balance as of January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,931,481	~~W~~	125,610	~~W~~	(1,196,954)	~~W~~	13,864,894
Comprehensive income
Profit for the period			—		—		655,656		—		—		655,656
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(145,331)		—		(145,331)
Remeasurements of net defined benefit liabilities	14		—		—		(3,253)		—		—		(3,253)
Valuation loss on cash flow hedge	6		—		—		—		(33,199)		—		(33,199)

Total comprehensive income for the period			—		—		652,403		(178,530)		—		473,873

Transactions with owners
Dividends paid			—		—		(450,393)		—		—		(450,393)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—
Acquisition of treasury stock			—		—		—		—		765,996		765,996
Others			—		—		—		—		(667)		(667)

Subtotal			—		—		(461,970)		—		776,906		314,936

Balance as of September 30, 2022 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,121,914	~~W~~	(52,920)	~~W~~	(420,048)	~~W~~	14,653,703

7

KT Corporation

Separate Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2023 and 2022 (Unaudited)

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity
Balance as of January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,347,403	~~W~~	(72,672)	~~W~~	(421,408)	~~W~~	14,858,080
Comprehensive income
Profit for the period			—		—		835,489		—		—		835,489
Gain on valuation of financial assets at fair value through other comprehensive income	6		—		—		222		112,159		—		112,381
Remeasurements of net defined benefit liabilities	14		—		—		4,411		—		—		4,411
Valuation loss on cash flow hedge	6		—		—		—		(30,281)		—		(30,281)

Total comprehensive income for the period			—		—		840,122		81,878		—		922,000

Transactions with owners
Dividends paid			—		—		(501,843)		—		—		(501,843)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(44,422)		—		44,422		—
Acquisition of treasury stock			—		—		—		—		(300,243)		(300,243)
Disposal of treasury stock			—		—		—		—		4,463		4,463
Retirement of treasury stock			—		—		(100,000)		—		100,000		—
Others			—		—		—		—		908		908

Subtotal			—		—		(646,265)		—		(150,450)		(796,715)

Balance as of September 30, 2023 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,541,260	~~W~~	9,206	~~W~~	(571,858)	~~W~~	14,983,365

(Concluded)

See accompanying notes to the separate interim financial statement.

8

KT Corporation

Separate Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2023 and 2022 (Unaudited)

		Nine-Month Period Ended September 30
(in millions of Korean won)	Notes	2023		2022
Operating activities
Cash generated from operations	25	~~W~~	3,829,812	~~W~~	3,453,880
Interest paid			(201,193)		(154,661)
Interest received			141,627		160,138
Dividends received			106,288		89,896
Income tax paid			(150,589)		(151,481)

Net cash provided by operating activities			3,725,945		3,397,772

Investing activities
Collection of loans			28,558		125,723
Disposal of current financial assets at amortized cost			300,484		900
Disposal of non-current financial assets at amortized cost			12,974		—
Disposal of financial assets at fair value through profit or loss			2,694		1,695
Disposal of financial assets at fair value through other comprehensive income			306		—
Disposal of investments in subsidiaries, associates, and joint ventures			65,913		36,028
Disposal of property and equipment			25,470		37,132
Disposal of intangible assets			2,620		105
Disposal of right-of-use assets			439		62
Loans granted			(22,547)		(115,662)
Acquisition of current financial assets at amortized cost(current)			(300,000)		(537,530)
Acquisition of current financial assets at amortized cost(non-current)			(4,450)		—
Acquisition of financial assets at fair value through profit or loss			(23,385)		(105,359)
Acquisition of financial assets at fair value through other comprehensive income			(10,267)		(4,646)
Acquisition of investments in subsidiaries, associates, and joint ventures			(33,016)		(319,941)
Acquisition of property and equipment			(1,956,889)		(2,245,560)
Acquisition of intangible assets			(309,736)		(376,788)
Acquisition of right-of-use assets			(681)		(1,824)

Net cash used in investing activities			(2,221,513)		(3,505,665)

Financing activities
Proceeds from borrowings			2,207,827		1,741,962
Maturity liquidation of derivative assets			46,525		76,280
Payments of dividends			(501,843)		(450,393)
Repayments of borrowings			(2,206,730)		(1,019,117)
Acquisition of treasury stock			(300,086)		—
Maturity liquidation of derivative liabilities			—		(41,197)
Decrease in lease liabilities			(238,972)		(263,191)

Net cash provided by (used in) financing activities	26		(993,279)		44,344

Effect of FX rate changes on cash and cash equivalents			(130)		(113)

Net increase (decrease) in cash and cash equivalents			511,023		(63,662)
Cash and cash equivalents
Beginning of the period			966,307		1,708,714

End of the period		~~W~~	1,477,330	~~W~~	1,645,052

See accompanying notes to the separate interim financial statements.

9

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

1.	General Information

KT Corporation (the “Company”) in accordance with the Korea Telecommunications Corporation Act, was established as a 100% government-invested institution on January 1, 1982, when it comprehensively succeeded the telegraph and telephone business from the Korea Communications Commission (former Ministry of Information and Communication) to promote management of public telecommunications business and communication technology, and to contribute to improvement of public welfare. After its establishment, the Company has been operating in public telecommunications business through a nationwide business network including headquarters and business departments. The address of the registered headquarter is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Republic of Korea.

On October 1, 1997, the Company was converted into a government-invested institution pursuant to the Act on Management Structure Improvement and Privatization of Public Enterprises and was listed on the KRX stock market which was established by the Korea Exchange. On May 29, 1999, the Company was listed on the New York Stock Exchange by issuing a stock depository certificate containing newly issued 24,282,195 shares of common stock along with 20,813,311 shares held by the government. On July 2, 2001, a stock depository certificate containing 55,502,161 stocks held by the government was additionally issued and listed on the New York Stock Exchange.

In 2002, the Company acquired the entirety of shares previously held by the government in accordance with the Korean government’s public enterprise privatization plan. As of September 30, 2023, the Korean government does not own any shares in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate interim financial statements of the Company for the nine-month period ended September 30, 2023, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as of September 30, 2023.

10

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2023.

- K-IFRS 1001 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements - Disclosure of Accounting Policies (Amendment)

The amendments change the requirements in K-IFRS 1001 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in K-IFRS 1001 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

- K-IFRS 1001 Presentation of Financial Statements - Disclosure of financial liabilities with condition to adjust exercise price (Amendment)

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph 11 (2) of K-IFRS 1032.

- K-IFRS 1008 Accounting Polices, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates (Amendment)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the KASB retained the concept of changes in accounting estimates in the Standard with the following clarifications:

•	A change in accounting estimate that results from new information or new developments is not the correction of an error

•

The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

11

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

- K-IFRS 1012 Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendment)

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit. For example, this may arise upon recognition of a lease liability and the corresponding right-of-use asset applying K-IFRS 1116 at the commencement date of a lease.

Following the amendments to K-IFRS 1012, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in K-IFRS 1012.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period an entity recognises:

•

A deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised) and a deferred tax liability for all deductible and taxable temporary differences associated with:

①	Right-of-use assets and lease liabilities

②	Decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset

•	The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

12

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2) New standards and interpretations not yet adopted by the Company

The amended accounting standard issued that is not mandatory for the annual reporting period commencing January 1, 2023 and has not been early adopted by the Company is as follows:

- K-IFRS 1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current (Amendment)

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

In addition, the amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.

The amendments also specify that the right to defer settlement is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The above amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

The Company is in review for the impact of the above amendments on the financial statements.

13

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.3	Significant Accounting Policies

Significant accounting policies and method of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2022, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and as described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

(2) Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, associates and joint ventures are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, associates and joint ventures in profit or loss when its right to receive the dividend is established.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, it poses significant risk of resulting in a material adjustment.

14

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.	Financial Instruments by Category

Financial instruments by category as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,477,330	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,477,330
Trade and other receivables		3,493,781		—		254,089		—		3,747,870
Other financial assets		407,769		411,746		1,376,404		231,195		2,427,114

(in millions of Korean won)	September 30, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit or loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	5,060,903	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,060,903
Borrowings		7,671,323		—		—		—		7,671,323
Other financial liabilities		—		4,233		670		—		4,903
Lease liabilities		—		—		—		826,907		826,907

(in millions of Korean won)	December 31, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	966,307	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	966,307
Trade and other receivables		3,453,513		—		129,124		—		3,582,637
Other financial assets		416,294		410,388		1,214,059		185,989		2,226,730

(in millions of Korean won)	December 31, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit or loss		Derivatives used for hedging		Others		Total
Trade and other payables [1]	~~W~~	5,390,106	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,390,106
Borrowings		7,495,561		—		—		—		7,495,561
Other financial liabilities		—		5,164		32,402		—		37,566
Lease liabilities		—		—		—		865,280		865,280

[1]	Amounts related to employee benefit plans are included in Trade and other payables.

15

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,298,845	~~W~~	(282,261)	~~W~~	(7,007)	~~W~~	3,009,577
Other receivables		445,454		(26,771)		(2,497)		416,186

Total	~~W~~	3,744,299	~~W~~	(309,032)	~~W~~	(9,504)	~~W~~	3,425,763

Non-current assets
Trade receivables	~~W~~	213,050	~~W~~	(927)	~~W~~	(12,097)	~~W~~	200,026
Other receivables		129,848		(429)		(7,338)		122,081

Total	~~W~~	342,898	~~W~~	(1,356)	~~W~~	(19,435)	~~W~~	322,107

(in millions of Korean won)	December 31, 2022
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,929,574	~~W~~	(278,135)	~~W~~	(6,872)	~~W~~	2,644,567
Other receivables		443,525		(30,549)		(1,894)		411,082

Total	~~W~~	3,373,099	~~W~~	(308,684)	~~W~~	(8,766)	~~W~~	3,055,649

Non-current assets
Trade receivables	~~W~~	370,471	~~W~~	(869)	~~W~~	(11,180)	~~W~~	358,422
Other receivables		177,815		(429)		(8,820)		168,566

Total	~~W~~	548,286	~~W~~	(1,298)	~~W~~	(20,000)	~~W~~	526,988

(2)	Details of other receivables as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Loans	~~W~~	40,431	~~W~~	46,463
Receivables		240,801		262,557
Accrued income		10,413		6,996
Refundable deposits		273,822		294,575
Others		—		35
Less: Provision for impairment		(27,200)		(30,978)

Total	~~W~~	538,267	~~W~~	579,648

(3)	The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of September 30, 2023.

(4)

The Company classifies a portion of the trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

16

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Other financial assets
Financial assets at amortized cost [1]	~~W~~	407,769	~~W~~	416,294
Financial assets at fair value through profit or loss [2]		411,746		410,388
Financial assets at fair value through other comprehensive income		1,376,404		1,214,059
Derivatives used for hedging		231,195		185,989
Less: Non-current		(2,203,187)		(1,993,893)

Current	~~W~~	223,927	~~W~~	232,837

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	4,233	~~W~~	5,164
Derivatives used for hedging		670		32,402
Less: Non-current		(4,233)		(37,566)

Current	~~W~~	670	~~W~~	—

[1]

As of September 30, 2023, the Company’s financial assets amount to ~~W~~30,464 million (December 31, 2022: ~~W~~30,464 million) and consist of checking account deposits, time deposits and others which are subject to withdrawal restrictions.

[2]

The company provided investments in Korea Software Financial Cooperative and others amounting to ~~W~~1,136 million as collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Debt instruments	~~W~~	406,933	~~W~~	387,594
Derivative assets held for trading [1]		4,813		22,794
Less: Non-current		(411,746)		(410,388)

Current	~~W~~	—	~~W~~	—

[1]

Derivative assets amounting to ~~W~~1,015 million, which is recognized by an agreement with LS Cable & System Ltd. in connection with LS Marine Solution Co., Ltd.(formerly KT Submarine Co., Ltd.,) and a call option amounting to ~~W~~3,798 million in connection with the acquisition of Epsilon Global Communications Pte. Ltd. are included (Note 15).

2)	The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as of September 30, 2023.

17

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Equity instruments (Listed)	~~W~~	1,170,074	~~W~~	1,015,606
Equity instruments (Unlisted)		206,330		198,453
Less: Non-current		(1,376,404)		(1,214,059)

Current	~~W~~	—	~~W~~	—

2)

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income is reclassified to retained earnings rather than to profit or loss. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

(4)	Derivatives used for hedging

1)	Details of valuation of derivatives used for hedging as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023				December 31, 2022
	Assets		Liabilities		Assets		Liabilities
Currency swap [1]	~~W~~	231,195	~~W~~	670	~~W~~	185,989	~~W~~	32,402
Less: Non-current		(231,195)		—		(143,413)		(32,402)

Current	~~W~~	—	~~W~~	670	~~W~~	42,576	~~W~~	—

[1]

The currency swap contract is to hedge the risk of volatility in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Company to be exposed to risks of cash flow volatility by hedged items is until September 7, 2034.

The entire fair value of hedging instrument is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and classified as a current asset or liability if the maturity of the hedged item is less than 12 months.

18

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2)	Details of valuation gains and losses from derivatives for risk hedging purposes for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023						2022
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Currency swap	~~W~~	153,946	~~W~~	204	~~W~~	(40,471)	~~W~~	492,777	~~W~~	148	~~W~~	440,626

[1]	The amounts before adjustments of deferred income tax directly reflected in equity.

3)

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 1,271 million for the current period (nine-month period ended September 30, 2022: valuation gain of ~~W~~ 2,603 million).

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Derivative liabilities held for trading [1]	~~W~~	4,233	~~W~~	5,164

1 Derivative liabilities recognized in relation to acquisition of Epsilon Global Communications Pte. Ltd. (Note 15).

7.	Inventories

Inventories as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023						December 31, 2022
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	347,295	~~W~~	(70,658)	~~W~~	276,637	~~W~~	439,598	~~W~~	(89,728)	~~W~~	349,870

Cost of inventories recognized as expenses for the nine-month period ended September 30, 2023, amounts to ~~W~~1,890,348 million (nine-month period ended September 30, 2022: ~~W~~1,918,795 million) and reversal of inventory valuation loss amounts to ~~W~~19,070 million for the nine-month period ended September 30, 2023 (nine-month period ended September 30, 2022: reversal of inventory valuation loss ~~W~~38,644 million).

19

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.	Other Assets and Liabilities

Other assets and liabilities as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Other assets
Advance payments	~~W~~	52,738	~~W~~	54,315
Prepaid expenses		159,211		54,044
Contract costs		1,838,948		1,883,084
Contract assets		774,061		724,500
Less: Non-current		(723,247)		(717,118)

Current	~~W~~	2,101,711	~~W~~	1,998,825

Other liabilities
Advances received [1]	~~W~~	171,038	~~W~~	189,780
Withholdings		47,049		38,561
Unearned revenue		3,310		1,051
Lease liabilities		826,907		865,280
Contract liabilities		254,968		281,435
Less: Non-current		(652,608)		(710,139)

Current	~~W~~	650,664	~~W~~	665,968

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

20

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	11,540,162	~~W~~	12,021,117
Acquisition and capital expenditure		1,727,698		1,910,095
Disposal and termination		(55,261)		(59,358)
Depreciation		(1,740,212)		(1,717,429)
Transfer		(85,051)		(150,108)
Investment in kind		—		(748,548)
Others		(98,877)		(46,727)

Ending, net	~~W~~	11,288,459	~~W~~	11,209,042

(2)	Changes in investment properties for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	1,137,489	~~W~~	997,344
Depreciation		(34,926)		(31,785)
Transfer		85,051		150,099

Ending, net	~~W~~	1,187,614	~~W~~	1,115,658

(3)

As of September 30, 2023, the Company (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease payments under this contract are ~~W~~ 117,528 million for one year or less, ~~W~~ 259,719 million for more than one year and less than five years, ~~W~~ 507,432 million for over five years, and ~~W~~ 884,679 million in total.

(4)	Details of investment properties provided as collateral as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	166,624	~~W~~	33,741	Deposits received	~~W~~	30,207

(in millions of Korean won)	December 31, 2022
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	168,904	~~W~~	35,456	Deposits received	~~W~~	29,638

21

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(5)	Changes in intangible assets for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	1,855,679	~~W~~	2,236,564
Acquisition and capital expenditure [1]		104,177		72,700
Disposal and termination		(7,387)		(4,402)
Amortization		(357,091)		(347,790)
Investment in kind		—		(7,664)
Others		—		37

Ending, net	~~W~~	1,595,378	~~W~~	1,949,445

[1]	Amounts include transfer from property and equipment

The carrying amount of goodwill and memberships assessed to have indefinite useful life and, therefore, not subject to amortization is ~~W~~65,057 million (December 31, 2022: ~~W~~65,057 million) and ~~W~~54,741 million (December 31, 2022: ~~W~~55,319 million), respectively as of September 30, 2023.

22

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

10.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Carrying amount of investments in subsidiaries, associates and joint ventures as of September 30, 2023 and December 31, 2022, is as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Subsidiaries	~~W~~	4,464,026	~~W~~	4,492,987
Associates and joint ventures		407,445		386,232

Total	~~W~~	4,871,471	~~W~~	4,879,219

1)	Investments in subsidiaries as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			September 30, 2023		December 31, 2022
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	8.4%		6,427		6,427
KTIS Corporation [1]	Korea	33.3%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.6%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Alpha Co., Ltd.	Korea	70.5%		130,924		130,924
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.) [3]	Korea	7.3%		—		24,370
Nasmedia, Inc. [1]	Korea	44.1%		23,051		23,051
KTDS Co., Ltd.	Korea	91.6%		19,616		19,616
KTGDH Co., Ltd.	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No.2 [4]	Korea	—		—		2,381
KT Sports	Korea	52.6%		19,311		19,311
KT M Mobile Co., Ltd.	Korea	100.0%		102,237		102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873		3,873
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		2,947		2,947
KT Strategic Investment Fund No.4	Korea	95.0%		—		16,720
PlayD Co., Ltd. [2]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next Connect PFV	Korea	100.0%		24,250		24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000		19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000		28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620		283,620
Lolab Co., Ltd.	Korea	79.8%		21,958		21,950
KT ES Pte. Ltd.	Singapore	57.6%		96,878		96,878
Altimedia Corporation	Korea	100.0%		22,000		22,000
kt cloud Co., Ltd.	Korea	92.7%		901,504		901,504
Others				98,668		84,166

Total			~~W~~	4,464,026	~~W~~	4,492,987

23

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

[1]

As of September 30, 2023, although sum of percentage of interest of the Company and its subsidiaries is less than 50% ownership in these entities, these entities are included in investments in subsidiaries due to the dispersion of other shareholders excluding the Company and voting patterns at previous shareholders’ meetings.

[2]

As of September 30, 2023, as Nasmedia Co., Ltd.(a subsidiary of the Company) holds interest of 46.9% in PlayD Co., Ltd., the Company and the subsidiary holds interest of 70.4% in total. Therefore, PlayD Co., Ltd is included in the investment in subsidiaries of the Company.

[3]	Due to loss of control of the company during the nine-month period ended September 30, 2023, it was reclassified from subsidiary to associates.

[4]	Due to liquidation during the nine-month period ended September 30, 2023, it was excluded from the investment details of the subsidiary.

2)	Investments in associates and joint ventures as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			September 30, 2023		December 31, 2022
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.) [1]	Korea	10.0%		50,000		50,000
Megazone Cloud Corporation [1]	Korea	6.7%		130,001		130,001
KT-DSC Creative Economy Youth Start-up Investment Fund [1]	Korea	17.1%		2,220		2,520
LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.) [1]	Korea	7.3%		5,409		—
Others				104,179		88,075

Total			~~W~~	407,445	~~W~~	386,232

[1]

The Company has less than 20% interest in the investees, but the investments are classified as investments in associates as the Company has significant influence in determining the operational and financial policies.

(2)	Changes in investments in subsidiaries, associates and joint ventures for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	4,879,219	~~W~~	3,816,915
Acquisition		33,016		319,941
Disposal		(39,993)		(34,816)
Others [1]		(771)		751,504

Ending	~~W~~	4,871,471	~~W~~	4,853,544

[1]	Others include transactions by the Company to increase investment in kind in kt cloud Co., Ltd. during the period ended September 30, 2022.

24

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

11.	Trade and Other Payables

(1)	Details of trade and other payables as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Current liabilities
Trade payables	~~W~~	1,067,851	~~W~~	568,260
Other payables		3,726,910		3,842,796

Total	~~W~~	4,794,761	~~W~~	4,411,056

Non-current liabilities
Other payables	~~W~~	737,408	~~W~~	979,050

(2)	Details of other payables as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Non-trade payables	~~W~~	2,668,811	~~W~~	3,351,557
Accrued expenses		1,297,090		935,250
Operating deposits		402,861		436,485
Others		95,556		98,554
Less: Non-current		(737,408)		(979,050)

Current	~~W~~	3,726,910	~~W~~	3,842,796

25

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.	Borrowings

(1)	Details of borrowings as of September 30, 2023 and December 31, 2022, are as follows:

1)	Debentures

(in millions of Korean won and foreign currencies in thousands)			September 30, 2023			December 31, 2022
Type	Maturity	Annual interest rate	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	134,480	USD 100,000	~~W~~	126,730
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		537,920	USD 400,000		506,920
FR notes	Aug. 23, 2023	—	—		—	USD 100,000		126,730
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,609	JPY 400,000		3,813
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		537,920	USD 400,000		506,920
FR notes [2]	Nov. 1, 2024	Compounded SOFR +1.210%	USD 350,000		470,680	USD 350,000		443,555
FR notes	Jun. 19, 2023	—	—		—	SGD 284,000		267,843
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		403,440	USD 300,000		380,190
MTNP notes	Aug. 8, 2025	4.000%	USD 500,000		672,400	USD 500,000		633,650
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	—	—		—	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	—	—		—	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	—	—		—	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000

26

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won and foreign currencies in thousands)			September 30, 2023		December 31, 2022
Type	Maturity	Annual interest rate	Foreign currency	Korean won	Foreign currency	Korean won
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—	80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—	40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—	270,000	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—		100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—		30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—	280,000	—		280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—		120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—	70,000	—		—
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—	150,000	—		—
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—	80,000	—		—
The 199-1st Public bond	Jul. 11, 2025	4.028%	—	85,000	—		—
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—	160,000	—		—
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—	155,000	—		—

	Subtotal			7,090,449			7,116,351
Less: Current portion				(673,340)			(884,227)
Discount on bonds				(20,606)			(22,764)

	Total			6,396,503		~~W~~	6,209,360

[1]

As of September 30, 2023, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]	The Daily SOFR is approximately 5.310% as of September 30, 2023. Due to the recent suspension of LIBOR calculation, the Company changed the alternative benchmark interest rate to Compound SOFR+1.210%.

2)	Long-term borrowings

(in millions of Korean won)
Financial institution	Type	Maturity	Annual interest rates	September 30, 2023		December 31, 2022
The Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 10, 2026	1.000%	~~W~~	1,480	~~W~~	1,974
		May. 15, 2023	—		—		100,000
CA-CIB	General loan	May. 28, 2024	3.380%		100,000		100,000
		Mar. 15, 2024	4.150%		100,000		—
JPM	General loan	Feb. 28, 2025	2.700%		100,000		100,000
		Mar. 15, 2024	4.480%		100,000		—
DBS	General loan	Jun. 28, 2024	4.109%		100,000		100,000
Korea Development Bank	General loan	Mar. 14, 2024	4.380%		100,000		—

	Subtotal				601,480		401,974
	Less: Current portion				(500,494)		(100,493)

	Total			~~W~~	100,986	~~W~~	301,481

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period

27

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as of September 30, 2023, is as follows:

(in millions of Korean won)	Bonds
	In local currency		In foreign currency		Sub- total		Borrowings		Total
Oct. 1, 2023 ~ Sep. 30, 2024	~~W~~	670,000	~~W~~	3,609	~~W~~	673,609	~~W~~	500,494	~~W~~	1,174,103
Oct. 1, 2024 ~ Sep. 30, 2025		1,115,000		1,681,000		2,796,000		100,493		2,896,493
Oct. 1, 2025 ~ Sep. 30, 2026		630,000		537,920		1,167,920		493		1,168,413
Oct. 1, 2026 ~ Sep. 30, 2027		220,000		403,440		623,440		—		623,440
After Oct. 1, 2027		1,695,000		134,480		1,829,480		—		1,829,480

	~~W~~	4,330,000	~~W~~	2,760,449	~~W~~	7,090,449	~~W~~	601,480	~~W~~	7,691,929

13.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2023 and 2022, are as follows:

	2023
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	30,938	~~W~~	96,667	~~W~~	39,489	~~W~~	167,094
Increase (transfer)		2		12,857		354		13,213
Usage		—		(762)		(309)		(1,071)
Reversal		(2)		(584)		—		(586)

Ending balance	~~W~~	30,938	~~W~~	108,178	~~W~~	39,534	~~W~~	178,650

Current	~~W~~	30,938	~~W~~	18,392	~~W~~	39,306	~~W~~	88,636
Non-current		—		89,786		228		90,014

	2022
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	77,119	~~W~~	99,548	~~W~~	56,277	~~W~~	232,944
Increase (transfer)		2,864		6,053		889		9,806
Usage		(8,477)		(1,021)		(16,677)		(26,175)
Reversal		(42,120)		(2,792)		(697)		(45,609)

Ending balance	~~W~~	29,386	~~W~~	101,788	~~W~~	39,792	~~W~~	170,966

Current	~~W~~	29,386	~~W~~	23,299	~~W~~	38,535	~~W~~	91,220
Non-current		—		78,489		1,257		79,746

28

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

14.	Net Defined Benefit Liabilities

(1)	The amounts recognized in the statements of financial position as of September 30, 2023 and December 31, 2022, are determined as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	1,529,634	~~W~~	1,493,655
Fair value of plan assets		(1,701,772)		(1,674,344)

Liabilities (Assets), net	~~W~~	(172,138)	~~W~~	(180,689)

(2)	Changes in the defined benefit obligations for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	1,493,655	~~W~~	1,721,241
Current service cost		81,832		96,302
Interest expense		54,997		31,329
Benefit paid		(100,850)		(96,822)
Others [1]		—		(20,353)

Ending	~~W~~	1,529,634	~~W~~	1,731,697

[1]	Others include transactions by the Company to increase investment in kind in kt cloud Co., Ltd. during the period ended September 30, 2022.

(3)	Changes in the fair value of plan assets for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	1,674,344	~~W~~	1,604,785
Interest income		61,952		29,209
Remeasurements on plan assets		5,335		(4,402)
Benefit paid		(95,060)		(92,732)
Others [1]		55,201		51,136

Ending	~~W~~	1,701,772	~~W~~	1,587,996

[1]	Others include transactions by the Company to increase investment in kind in kt cloud Co., Ltd. during the period ended September 30, 2022.

(4)	Amounts recognized in the separate statement of profit or loss for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Current service cost	~~W~~	81,832	~~W~~	96,302
Net interest cost		(6,955)		2,120
Account transfers		(9,679)		(11,504)

Total expenses	~~W~~	65,198	~~W~~	86,918

29

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

15.	Commitments and Contingencies

(1)	As of September 30, 2023, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Limit	Used amount
Bank overdraft	Kookmin Bank and others	360,000	—
Working capital loan	Korea Development Bank and others	1,070,000	—
Facility loan	Korea Development Bank	100,000	100,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	37,700	1,480
Economic Cooperation Business Insurance	Export-Import Bank of Korea	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	247,000	3,006
Plus electronic notes payable	Industrial Bank of Korea	50,000	885
Derivatives transaction limit	Korea Development Bank	USD 1,970,000	USD 1,970,000
	Citi Bank	JPY 400,000	JPY 400,000

Total		1,867,940	107,103
		USD 1,970,000	USD 1,970,000
		JPY 400,000	JPY 400,000

(2)	As of September 30, 2023, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Warranty details	Limit
Hana Bank	Comprehensive credit line	3,100
		USD 8,700
Shinhan Bank	Guarantee for payment in foreign currency and others	USD 39,517
Kookmin Bank	Guarantee for payment in foreign currency	USD 3,186
Woori Bank	Guarantee for payment in foreign currency	USD 5,000
Korea Development Bank	Refund guarantee for advances received	USD 6,811
Korea Software Financial Cooperative	Advance payment/other guarantee and others	1,059,953
Seoul Guarantee Insurance Company	Performance guarantee and others	19,961

	Total	1,083,014
		USD 63,214

30

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of September 30, 2023, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 601 million.

(4)

For the nine-month period ended September 30, 2023, and the year ended December 31, 2022, the Company made agreements with Securitization Specialty Companies (2023: First 5G 67th to 70th Securitization Specialty Co., Ltd., 2022: First 5G 61st to 66th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreements, the Company will receive asset management fees upon liquidation of the securitization specialty company.

(5)

As of September 30, 2023, the Company is a defendant in 154 lawsuits with the total claimed amount of ~~W~~ 135,434 million. As of September 30, 2023, litigation provisions of ~~W~~ 30,938 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of the reporting date.

(6)

Under the agreement of bond issuance and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, and to use the funds for the designated purpose and report to the creditors periodically. The covenants also contain restriction on provision of additional collateral and disposal of certain assets.

(7)	As of September 30, 2023, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(8)

As of September 30, 2023, the contracted amount of property and equipment and intangible assets acquisition agreement made but not yet recognized amounts to ~~W~~ 589,739 million (December 31, 2022: ~~W~~ 653,639 million).

(9)

The Company entered into an agreement with financial investors of Epsilon Global Communications Pte., Ltd. in the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the financial investors may exercise the Tag-Along Right, Drag-Along Right, or the right to sell shares for the convertible preferred shares they own (Note 6).

(10)

The Company has an obligation for additional contributions as per agreements to Future Innovation Private Equity Fund No.3 and others. As of September 30, 2023, the remaining committed amount of ~~W~~ 4,942 million and USD 31,850 thousand will be invested through the Capital Call method in the future.

31

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(11)

The Company has joint responsibility obligation and an obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the company has an obligation to provide financial support as an operating investor.

(12)

During the prior period, the Company entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(13)

During the prior period, the Company entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of LS Marine Solution Co., Ltd.(formerly KT Submarine Co., Ltd.,). As per the agreement, the Company may exercise a put-option to LS Cable & System Ltd in the future. (Note 6).

16.	Leases

Set out below is information for leases when the Company is a lessee. Information for when the Company is a lessor is provided in Note 9.

(1)	The separate statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Right-of-use assets
Property and buildings	~~W~~	846,935	~~W~~	889,615
Machinery and telecommunication line facilities		43,735		38,112
Others		55,132		55,322

Total	~~W~~	945,802	~~W~~	983,049

(in millions of Korean won)	September 30, 2023		December 31, 2022
Lease liabilities [1]
Current	~~W~~	226,408	~~W~~	223,747
Non-current		600,499		641,533

Total	~~W~~	826,907	~~W~~	865,280

[1]	Included in the line items ‘other current liabilities and non-current liabilities’ in the separate statement of financial position (Note 8).

Right-of-use assets related to leases increased by ~~W~~220,737 million and ~~W~~209,812 million, for the nine-month periods ended September 30, 2023 and 2022, respectively.

32

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	The separate statement of profit or loss for the nine-month periods ended 30 September 2023 and 2022 shows the following amounts relating to leases:

(in millions of Korean won)	2023		2022
Depreciation of right-of-use assets
Property and buildings	~~W~~	213,587	~~W~~	227,357
Machinery and telecommunication line facilities		19,341		22,710
Others		20,322		17,531

	~~W~~	253,250	~~W~~	267,598

Depreciation of investment properties	~~W~~	—	~~W~~	15
Interest expense relating to lease liabilities		28,590		22,119
Expense relating to short-term leases		3,111		3,929
Expense relating to leases of low-value assets that are not short-term leases		8,288		8,972

The total cash outflow for leases for the nine-month periods ended September 30, 2023 and 2022 was ~~W~~274,406 million and ~~W~~284,397 million, respectively.

17.	Retained Earnings

Details of retained earnings as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		7,107,649		6,913,792

Total	~~W~~	12,541,260	~~W~~	12,347,403

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

33

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

18.	Other Components of Equity

(1)	The Company’s other components of equity as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Treasury stock	~~W~~	(398,075)	~~W~~	(202,295)
Gain(loss) on disposal of treasury stock		301		(44,422)
Share-based compensation		6,786		6,222
Others		(180,870)		(180,913)

Total	~~W~~	(571,858)	~~W~~	(421,408)

(2)	As of September 30, 2023 and December 31, 2022, the details of treasury stock are as follows:

	September 30, 2023		December 31, 2022
Number of shares (in shares)		11,447,338		5,069,130
Amount (in millions of Korean won)	~~W~~	398,075	~~W~~	202,295

Treasury stock is expected to be used as stock compensation for the Company’s directors, employees and other purposes.

34

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Company has recognized the following amounts as revenue for the three- and nine-month periods ended September 30, 2023 and 2022:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Revenue from contracts with customers	~~W~~	4,613,275	~~W~~	13,606,292	~~W~~	4,537,439	~~W~~	13,565,557
Revenue from other sources		59,684		173,079		52,745		150,868

Total revenue	~~W~~	4,672,959	~~W~~	13,779,371	~~W~~	4,590,184	~~W~~	13,716,425

(2)	Operating revenues for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Services provided	~~W~~	4,020,006	~~W~~	11,991,229	~~W~~	3,944,433	~~W~~	11,842,880
Sales of goods		652,953		1,788,142		645,751		1,873,545

Total	~~W~~	4,672,959	~~W~~	13,779,371	~~W~~	4,590,184	~~W~~	13,716,425

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time.

(3)	The contract assets, liabilities and deferred revenue recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Contract assets [1]	~~W~~	1,048,783	~~W~~	885,380
Contract liabilities [1]		275,434		342,196
Deferred revenue [2]		70,410		70,369

[1]

The Company recognized contract assets of ~~W~~274,722 million and contract liabilities of ~~W~~20,466 million for long-term construction contracts as of September 30, 2023 (December 31, 2022: contract assets of ~~W~~160,880 million and contract liabilities of ~~W~~60,761 million). The Company recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

35

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(4)	The contract costs recognized as assets are as follows:

(in millions of Korean won)	September 30, 2023		December 31, 2022
Incremental costs of obtaining a contract	~~W~~	1,682,196	~~W~~	1,729,567
Costs of contract performance		156,752		153,517

The Company recognized ~~W~~1,412,899 million as operating expenses for the nine-month period ended September 30, 2023 (nine-month period ended September 30, 2022: ~~W~~1,430,076 million) related to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

(5)	For the three- and nine-month periods ended September 30, 2023 and 2022, the revenue recognition arising from carried-forward contract liabilities and deferred revenue from prior year are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Allocation of the transaction price	~~W~~	40,422	~~W~~	157,857	~~W~~	50,071	~~W~~	189,574
Deferred revenue of joining/installment fees		8,665		29,025		8,895		29,561

Total	~~W~~	49,087	~~W~~	186,882	~~W~~	58,966	~~W~~	219,135

36

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

20.	Operating Expenses

(1)	Operating expenses for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Salaries and wages	~~W~~	634,556	~~W~~	1,747,974	~~W~~	535,811	~~W~~	1,690,954
Depreciation		585,874		1,740,141		567,883		1,713,598
Depreciation of right-of-use assets		84,207		253,250		88,388		267,598
Amortization of intangible assets		116,356		354,867		116,592		346,321
Commissions		470,079		1,379,269		463,162		1,326,317
Interconnection charges		107,749		328,647		121,097		378,314
International interconnection fees		26,620		118,639		47,374		147,168
Purchase of inventories		687,202		1,798,045		720,346		1,891,161
Changes of inventories		(16,563)		73,232		(61,661)		(11,010)
Sales promotion expense and sales commissions		636,416		1,899,528		650,273		1,920,880
Service costs		201,563		566,066		214,253		625,060
Purchase of contents		191,019		490,570		160,358		488,883
Utilities		107,134		285,780		83,753		238,713
Taxes and dues		43,698		146,813		64,217		173,678
Rent		28,703		86,061		25,920		79,854
Insurance premiums		13,522		39,689		13,754		38,878
Installation fees		124,040		344,831		139,690		372,570
Advertising expenses		29,133		84,487		40,848		119,150
Research and development expenses		58,971		158,377		44,990		127,238
Bad debt expenses		13,998		41,419		11,503		38,356
Others		335,180		852,617		218,031		685,768

Total	~~W~~	4,479,457	~~W~~	12,790,302	~~W~~	4,266,582	~~W~~	12,659,449

(2)	Details of employee benefits for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Short-term employee benefits	~~W~~	593,255	~~W~~	1,621,626	~~W~~	489,787	~~W~~	1,548,036
Post-employment benefits (defined benefits)		21,583		65,199		28,733		86,918
Post-employment benefits (defined contributions)		14,217		41,309		12,286		36,520
Share-based compensation		1,759		8,495		2,480		11,583
Others		3,742		11,345		2,525		7,897

Total	~~W~~	634,556	~~W~~	1,747,974	~~W~~	535,811	~~W~~	1,690,954

37

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

21.	Other Income and Other Expenses

(1)	Other income for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Gain on disposal of property and equipment	~~W~~	5,766	~~W~~	17,976	~~W~~	6,118	~~W~~	30,261
Gain on disposal of right-of-use assets		318		1,968		494		2,602
Compensation on impairment of property and equipment		36,501		106,349		34,324		108,900
Gain on disposal of investments in subsidiaries and associates		25,915		25,920		—		1,278
Dividends received		3,947		64,654		5		89,896
Gain on government subsidies		8,394		25,753		10,674		22,641
Others		4,855		14,675		13,010		27,549

Total	~~W~~	85,696	~~W~~	257,295	~~W~~	64,625	~~W~~	283,127

(2)	Other expenses for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Loss on disposal of property and equipment	~~W~~	17,996	~~W~~	47,767	~~W~~	13,679	~~W~~	52,486
Loss on disposal of right-of-use assets		179		1,095		201		1,632
Loss on disposal of intangible assets		1,692		4,687		31		4,297
Donations		6,015		21,292		2,016		10,401
Others		31,835		94,887		35,364		79,306

Total	~~W~~	57,717	~~W~~	169,728	~~W~~	51,291	~~W~~	148,122

38

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

22.	Finance Income and Costs

(1)	Details of finance income for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Interest income	~~W~~	54,288	~~W~~	159,297	~~W~~	60,660	~~W~~	175,904
Gain on foreign currency transactions		3,223		10,212		36,203		43,939
Gain on foreign currency translation		1,185		11,638		(14,412)		37,703
Gain on derivatives transactions		7,060		10,192		50,518		50,518
Gain on valuation of derivatives		59,050		153,946		265,127		492,777
Gain on disposal of trade receivables		—		3,441		—		—
Gain on disposal of financial assets		5,623		6,515		1,012		1,555
Gain on valuation of financial assets		—		706		5		5,974
Others		12,840		45,420		4,586		4,628

Total	~~W~~	143,269	~~W~~	401,367	~~W~~	403,699	~~W~~	812,998

(2)	Details of finance costs for the three- and nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Interest expenses	~~W~~	63,926	~~W~~	206,514	~~W~~	65,503	~~W~~	175,531
Loss on foreign currency transactions		9,446		19,222		58,032		62,973
Loss on foreign currency translation		61,287		159,111		286,019		525,257
Loss on derivatives transactions		—		—		23,039		23,039
Loss on valuation of derivatives		19		204		(24,989)		148
Loss on disposal of trade receivables		1,906		8,971		7,928		27,149
Loss on valuation of financial assets		—		33,471		(1)		10,206

Total	~~W~~	136,584	~~W~~	427,493	~~W~~	415,531	~~W~~	824,303

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year ending December 31, 2023 is 20.5%.

39

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

24.	Earnings per Share

Basic earnings per share for the three- and nine-month periods ended September 30, 2023 and 2022, are calculated as follows.

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the net income attributable to the ordinary shares by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Company as treasury stock:

	2023				2022
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	210,569	~~W~~	835,489	~~W~~	240,251	~~W~~	655,656
Weighted average number of ordinary shares outstanding (in number of shares)		248,229,697		251,119,400		240,963,471		237,582,307
Basic earnings per share (in Korean won)	~~W~~	848	~~W~~	3,327	~~W~~	997	~~W~~	2,760

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

	2023				2022
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	210,569	~~W~~	835,489	~~W~~	240,251	~~W~~	655,656
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	210,569	~~W~~	835,489	~~W~~	240,251	~~W~~	655,656
Number of dilutive potential ordinary shares outstanding (in number of shares)		129,329		114,355		98,427		89,742
Weighted average number of ordinary shares outstanding (in number of shares)		248,359,026		251,233,755		241,061,898		237,672,049
Diluted earnings per share (in Korean won)	~~W~~	848	~~W~~	3,326	~~W~~	997	~~W~~	2,759

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares.

40

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
1. Profit for the period	~~W~~	835,489	~~W~~	655,656
2. Adjustments for:
Income tax expense		215,021		525,020
Interest income		(159,297)		(175,904)
Interest expense		205,307		175,531
Dividend income		(107,795)		(94,524)
Depreciation		1,775,138		1,749,214
Amortization of intangible assets		357,091		347,790
Depreciation of right-of-use assets		253,250		267,598
Provisions for post-employment benefits (defined benefits)		74,877		98,422
Allowance for bad debts		60,604		48,595
Gain on disposal of investments in subsidiaries and associates		(25,920)		(1,278)
Loss on disposal of property and equipment		29,791		22,225
Loss on disposal of intangible assets		4,687		4,297
Gain on disposal of right-of-use assets		(873)		(970)
Loss on foreign currency translation		147,473		487,554
Gain on valuation of derivatives, net		(146,883)		(519,313)
Loss on valuation of financial assets at fair value through profit or loss		10,509		4,232
Gain on disposal of financial assets at fair value through profit or loss		(1,310)		(1,555)
Others		7,843		(89,631)
3. Changes in operating assets and liabilities
Increase in trade receivables		(229,958)		(42,773)
Decrease in finance lease receivables		—		1,192
Decrease in other receivables		11,586		55,001
Increase in other current assets		(102,723)		(148,631)
Increase in other non-current assets		(6,129)		(25,489)
Decrease in inventories		89,463		25,109
Increase in trade payables		497,856		40,529
Increase in other payables		156,756		254,677
Decrease in other current liabilities		(17,965)		(50,911)
Decrease in other non-current liabilities		(16,497)		(21,841)
Increase (decrease) in provisions		1,276		(20,309)
Decrease in deferred revenue		(14,122)		(27,791)
Payment of post-employment benefits (defined benefits)		(210,010)		(235,850)
Decrease in plan assets		135,277		148,008

4. Cash generated from operations (1+2+3)	~~W~~	3,829,812	~~W~~	3,453,880

41

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Reclassification of current portion of borrowings	~~W~~	1,173,690	~~W~~	957,388
Reclassification of construction-in-progress to property and equipment		1,687,953		1,709,403
Reclassification of non-trade payables from property and equipment		(233,936)		(386,111)
Reclassification of non-trade payables from intangible assets		(304,125)		(304,125)
Reclassification of non-trade payables from net defined benefit liabilities		(13,742)		(17,077)
Disposal of treasury stock related to acquisition of financial assets		—		747,161

26.	Cash Generated from Financing Activities

Details of changes in liabilities related to cash flows that have been classified as financing activities or will be classified as financing activities in the separate statement of cash flows for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(in millions of Korean won)	2023
					Others
	Beginning		Cash flows		Newly acquired		Changes in FX rate		Changes in Fair value		Others		Ending
Borrowings	~~W~~	7,495,561	~~W~~	1,097	~~W~~	—	~~W~~	157,896	~~W~~	—	~~W~~	16,769	~~W~~	7,671,323
Financial lease liabilities		865,280		(238,972)		233,361		—		—		(32,762)		826,907
Derivative liabilities		32,402		—		—		204		1,752		(33,688)		670
Derivative assets		(185,989)		46,525		—		(152,675)		37,448		23,496		(231,195)

Total	~~W~~	8,207,254	~~W~~	(191,350)	~~W~~	233,361	~~W~~	5,425	~~W~~	39,200	~~W~~	(26,185)	~~W~~	8,267,705

(in millions of Korean won)	2022
					Others
	Beginning		Cash flows		Newly acquired		Changes in FX rate		Changes in Fair value		Others		Ending
Borrowings	~~W~~	6,949,654	~~W~~	722,845	~~W~~	—	~~W~~	511,477	~~W~~	—	~~W~~	24,689	~~W~~	8,208,665
Financial lease liabilities		966,700		(263,191)		219,255		—		—		(39,672)		883,092
Derivative liabilities		18,050		(41,197)		—		148		5,191		18,030		222
Derivative assets		(97,021)		76,280		—		(491,039)		37,113		(43,851)		(518,518)

Total	~~W~~	7,837,383	~~W~~	494,737	~~W~~	219,255	~~W~~	20,586	~~W~~	42,304	~~W~~	(40,804)	~~W~~	8,573,461

42

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

27.	Related Party Transactions

(1)	The list of related parties of the Company as of September 30, 2023, is as follows:

Relationship	Name of Entity
Subsidiaries	KT Alpha Co., Ltd., KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M&S Co., Ltd., GENIE Music Corporation, KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd., KT Sat Co., Ltd., KT Sports Co., Ltd., KT America, Inc., KT Japan Co., Ltd., KT investment management Inc., KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card China Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd., AOS Ltd., KT M Mobile Co., Ltd., KT Investment Co., Ltd., PT. BC Card Asia Pacific, KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3, PlayD Co., Ltd., Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLC, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV, KT Huimangjieum, KT Strategic Investment Fund No.5, K Real T Rental House No.3, Storywiz Co., Ltd., KT Engineering Co., Ltd., KT Studio Genie Co., Ltd., Lolab Co., Ltd., KHS Corporation, HCN Co., Ltd., Millie Seojae, KT ES Pte. Ltd., Epsilon Global Communications Pte. Ltd., Epsilon Telecommunications (SP) Pte. Ltd., Epsilon Telecommunications (US) Pte. Ltd., Epsilon Telecommunications Limited, Epsilon Telecommunications (HK) Limited, Epsilon US Inc., Epsilon Telecommunications (BG) EOOD, KTP SERVICES INC., Nasmedia-KT Alpha Future Growth Strategic Investment Fund, KT Strategic Investment Fund 6, Altimedia Corporation, Altimedia B.V.(Alticast B.V.), Altimedia Vietnam(Alticast Company Limited), BCCARD VIETNAM LTD., KT RUS LLC, Hangang Real Estate Investment Trust No. 24, KT DX Vietnam Company Limited, kt cloud Co., Ltd., Pocheon Jeonggyori Development Co., Ltd, PT. Cranium Royal Aditama, Juice Inc., open cloud lab Co., Ltd, KT HEALTHCARE VINA COMPANY LIMITED, KD Living, Inc., K-Realty Qualified Private Real Estate Investment Trust No. 1, AQUA RETAIL VIETNAM COMPANY LIMITED, K-Realty No.3 Real Estate General Private Placement Investment Company, K-Realty Qualified Private Real Estate Investment Trust No. 4

Associates	KIF Investment Fund, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., LoginD Co., Ltd., K Bank Inc., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little Big Pictures, Virtual Realm Sendirian Berhad, KT Smart Factory Investment Union, KT Youth Startup DNA Investment Association, HD Hyundai Robotics Co., Ltd.(formerly Hyundai Robotics Co., Ltd.), IGIS Professional investors Private Investment Real Estate Investment LLC No 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, KT Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice

43

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

Relationship	Name of Entity
Corp., K-REALTY RENTAL HOUSING REIT V , K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1, Megazone Cloud Corporation, Suseo Station Transfer Center Complex Development, TeamFresh Corp., KORAMKO No. 143 General Private Real Estate Investment Company, Jumbo Film, KB Three Telecommunications Companies ESG Fund, IGIS No. 468-1 General Private Real Estate Investment Company, Mastern Hongdae Rental Housing General Private Real Estate Investment Company No.167, Kiamco Data Center Blind Fund, Mastern No.172 Seongsu Office PFV Co. Ltd, OASISALPHA Corporation, Shinhan EZ General Insurance, Ltd, New Media Tech Fund, SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1, GRANDWEST PFV Co., Ltd., Telco Credit Bureau Co., Ltd., STIC Place General Private Placement Real Estate Investment Trust No.2, Super Growth K-contents Fund, Pacific geumto no.75 private hybrid asset fund, LS Marine Solution Co., Ltd.(formerly KT Submarine Co., Ltd.), BCCARD Kyrgyzstan LLC

Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd.

[1]	Although they are evaluated by applying Korean IFRS 1109, these entities are included in the scope of Related Party under Korean IFRS 1024 as the Company has significant influence over them.

(2)

The amount of installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Telecop Co., Ltd., KT M&S Co., Ltd. and KT Service Nambu Co., Ltd for the nine-month period ended September 30, 2023 is ~~W~~ 397,619 million.

(3)

The Company has entered into an additional agreement in relation to providing communication service in wholesale with KT M Mobile Co., Ltd. In connection with the agreement, the Company offsets all or partial payables arising from joining mobile telecommunication services against receivables arising from the usage of network arising from telecommunication operating.

44

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(4)	Outstanding balances of receivables and payables in relation to transactions with related parties as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	39	~~W~~	—	~~W~~	72	~~W~~	—	~~W~~	12,266	~~W~~	—
KT Telecop Co., Ltd.		707		—		344		3,342		26,122		—
KTCS Corporation		407		—		7,129		—		71,737		5
KTIS Corporation		13,917		—		9		—		46,472		—
KT Service Bukbu Co., Ltd.		37		—		—		—		20,040		—
KT Service Nambu Co., Ltd.		29		—		—		—		22,620		—
KT Skylife Co., Ltd.		31,686		—		14,314		—		7,972		—
KTDS Co., Ltd.		1,044		—		2,347		—		112,539		—
KT Estate Inc.		46		—		42,433		—		20,753		7,879
Skylife TV Co., Ltd.		16		—		—		—		2,996		—
BC Card Co., Ltd. [1]		596		—		7,745		—		1,232		3
KT Sat Co., Ltd.		1,653		—		—		—		2,242		—
KT Alpha Co., Ltd.		5,715		—		77		4,207		6,367		—
KT Commerce Inc.		191		—		—		828		19,519		—
KT M&S Co., Ltd.		55		4,900		68		—		105,098		—
GENIE Music Corporation		13,714		—		300		—		22,079		—
KT M Mobile Co., Ltd.		43,333		—		52		—		7,260		—
Nasmedia, Co., Ltd.		2,719		—		16		—		952		—
KT MOS Bukbu Co., Ltd.		10		—		—		—		12,716		—
KT MOS Nambu Co., Ltd.		3		—		170		—		12,364		—
KT Engineering Co., Ltd.		17		—		1,641		772		49,678		—
KT Studio Genie Co., Ltd.		9		—		1		—		45,695		—
kt cloud Co., Ltd.		12,608		—		3		—		29,969		484
East Telecom LLC		5,475		13,611		—		69		—		—
Others		15,705		—		6,830		2,996		10,336		24
Associates and joint ventures
K Bank Inc.		282		—		100,945		—		—		—
Others		190		—		2		—		446		1,456

Total	~~W~~	150,203	~~W~~	18,511	~~W~~	184,498	~~W~~	12,214	~~W~~	669,470	~~W~~	9,851

45

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	December 31, 2022
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	13	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	11,241	~~W~~	—
KT Telecop Co., Ltd.		673		—		382		2,043		25,528		—
KTCS Corporation		173		—		11,221		—		60,045		7
KTIS Corporation		7,634		—		255		—		46,722		—
KT Service Bukbu Co., Ltd.		114		—		6		—		23,105		—
KT Service Nambu Co., Ltd.		—		—		1		—		25,998		—
KT Skylife Co., Ltd.		7,091		—		27,642		—		11,411		—
KTDS Co., Ltd.		1,245		—		1,421		—		107,863		—
KT Estate Inc.		3,011		—		42,267		—		50,563		3,062
Skylife TV Co., Ltd.		23		—		—		—		2,528		—
BC Card Co., Ltd. [1]		323		—		4,201		—		1,077		4
KT Sat Co., Ltd.		1,552		—		—		—		1,724		—
KT Alpha Co., Ltd.		5,869		—		77		—		9,812		—
KT Commerce Inc.		163		—		—		8,017		21,996		—
KT M&S Co., Ltd.		340		8,400		—		—		111,718		—
GENIE Music Corporation		17,308		—		1,106		—		28,658		—
KT M Mobile Co., Ltd.		30,663		—		131		—		6,160		—
Nasmedia, Inc.		3,079		—		3		—		1,522		—
KT MOS Bukbu Co., Ltd.		13		—		829		—		14,086		—
KT MOS Nambu Co., Ltd.		—		—		264		—		14,098		—
KT Engineering Co., Ltd		547		—		620		753		85,174		2
KT Studio Genie Co., Ltd.		8		—		1,442		—		52,912		—
kt cloud Co., Ltd.		15,844		—		2		—		31,816		290
East Telecom LLC		5,048		11,974		—		—		525		—
Others		9,253		—		156		121		26,266		29
Associates and joint ventures
K Bank Inc.		204		—		100,253		—		—		—
Others		124		—		2		—		685		1,666

Total	~~W~~	110,315	~~W~~	20,374	~~W~~	192,281	~~W~~	10,934	~~W~~	773,233	~~W~~	5,060

[1]	As of September 30, 2023, ~~W~~1,219 million of the unsettled amount (December 31, 2022: ~~W~~1,062 million) in credit card transactions with BC Card Co., Ltd. a related party, is included in trade payables.

46

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(5)	Significant transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Sales				Purchases				Acquisition of right-of- use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	4,770	~~W~~	1	~~W~~	45,485	~~W~~	—	~~W~~	1	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd. [1]		4,958		33		106,990		20		—		8		—		—
KTCS Corporation		62,868		7		258,544		1		—		—		—		381
KTIS Corporation		53,931		41		248,380		—		—		—		—		1,224
KT Service Bukbu Co., Ltd.		10,822		—		167,783		—		—		—		—		—
KT Service Nambu Co., Ltd.[1]		10,961		—		195,718		157		—		—		—		—
KT Skylife Co., Ltd.		91,399		15		17,103		—		—		—		—		8,368
KTDS Co., Ltd.		9,380		—		344,005		—		—		1		—		7,560
KT Estate Inc. [1]		39,902		22		61,956		1,619		24,454		—		554		17,500
Skylife TV Co., Ltd.		6,704		—		8,653		—		—		—		—		—
BC Card Co., Ltd.		7,209		14		24,757		—		—		4		—		11,320
KT Sat Co., Ltd.		5,904		—		8,195		—		—		—		—		7,000
KT Alpha Co., Ltd.		47,358		—		28,219		—		—		1		—		—
KT Commerce Inc. [1]		974		—		67,705		62,620		—		—		—		—
KT M&S Co., Ltd.		234,583		30		200,420		—		—		—		—		—
GENIE Music Corporation		274		—		40,385		—		—		—		—		—
KT M Mobile Co., Ltd.		162,942		48		5,097		—		—		—		—		—
Nasmedia, Co., Ltd.		350		—		3,014		—		—		—		—		3,170
KT MOS Nambu Co., Ltd.		1,393		—		71,904		—		—		—		—		—
KT MOS Bukbu Co., Ltd.		2,120		—		72,093		—		—		—		—		—
KT Engineering Co., Ltd. [1]		597		—		23,166		78,140		—		—		—		—
KHS Corporation		3		—		6,141		—		—		—		—		—
KT Studio Genie Co., Ltd. [1]		87		—		13,708		67,923		—		—		—		—
kt cloud Co., Ltd. [1]		71,526		—		99,995		6,128		776		—		11		—
Others [2,3,4]		20,176		9		64,004		—		10		2		1		6,992
Associates and joint ventures
K Bank Inc.		2,174		—		115		—		—		2,283		—		—
Others [5]		993		100		4,020		—		19		—		61		1,139

Total	~~W~~	854,358	~~W~~	320	~~W~~	2,187,555	~~W~~	216,608	~~W~~	25,260	~~W~~	2,299	~~W~~	627	~~W~~	64,654

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transactions with KT Strategic Investment Fund No.2 before it was excluded from subsidiary are included.
[3]	Transactions with LS Marine Solution Co., Ltd.(formerly KT Submarine Co., Ltd.) before it was classified as associates are included.
[4]	Transactions with KT-Michigan Global Contents Fund before it was excluded from subsidiary are included.
[5]	Transactions with KD living Inc. before it was classified as subsidiary are included.

47

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	2022
	Sales				Purchases				Acquisition of right-of- use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	4,500	~~W~~	3	~~W~~	42,049	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		7,136		—		122,738		—		—		9		—		—
KTCS Corporation		70,779		68		249,333		8		—		—		1		318
KTIS Corporation		54,410		345		237,503		—		—		—		—		1,020
KT Service Bukbu Co., Ltd.		10,317		2		179,504		—		—		—		—		—
KT Service Nambu Co., Ltd.		9,349		2		212,002		—		—		—		—		—
KT Skylife Co., Ltd.		71,661		—		30,656		—		—		4		—		8,368
KTDS Co., Ltd. [1]		11,126		1		330,607		108		—		2		—		4,920
KT Estate Inc.		23,416		—		84,455		—		44		—		424		—
Skylife TV Co., Ltd.		105		—		7,365		—		—		—		—		—
BC Card Co., Ltd.		9,843		4		23,250		—		—		4		—		17,439
KT Sat Co., Ltd.		9,918		—		7,701		—		—		—		—		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		48,386		5		72,202		—		—		1		—		—
KT Commerce Inc. [1]		933		—		91,381		63,310		—		—		—		—
KT M&S Co., Ltd. [1]		260,818		13		187,056		24		—		—		—		—
GENIE Music Corporation		836		—		40,923		—		—		—		—		—
KT M Mobile Co., Ltd.		145,349		—		20,303		—		—		—		—		—
Nasmedia, Co., Ltd.		546		—		3,815		—		—		1		—		3,293
KT MOS Nambu Co., Ltd. [1]		1,308		—		56,950		97		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,891		—		57,460		—		—		—		—		—
KT Engineering Co., Ltd. [1]		363		—		20,590		102,272		—		—		—		—
KHS Corporation		11		—		12,249		—		—		—		—		—
KT Studio Genie Co., Ltd.		54		—		25,408		—		—		—		—		—
kt cloud Co., Ltd.		53,012		—		57,681		—		775		937		9		—
kt seezn Co., Ltd.		27,258		—		67,340		—		—		—		—		—
Others		21,339		—		64,978		97		—		3		1		243
Associates and joint ventures
K-REALTY CR REITs No.1 [2]		—		—		—		—		—		—		—		45,549
K Bank Inc.		9,354		—		133		—		—		—		—		—
Others		624		70		4,234		3,170		1,966		—		19		8,741

Total	~~W~~	854,642	~~W~~	513	~~W~~	2,309,866	~~W~~	169,086	~~W~~	2,785	~~W~~	961	~~W~~	454	~~W~~	89,891

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transaction amount until the point when K-REALTY CR REITs No.1 was excluded from associates.

(6)	Key management compensation for the nine-month periods ended September 30, 2023 and 2022, consists of:

(in millions of Korean won)	2023		2022
Salaries and other short-term benefits	~~W~~	1,089	~~W~~	1,416
Post-employment benefits		71		229
Stock-based compensation		321		810

Total	~~W~~	1,481	~~W~~	2,455

48

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(7)	Fund transactions with related parties for the nine-month periods ended September 30,2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT M&S Co., Ltd.	~~W~~	44,100	~~W~~	47,600	~~W~~	—	~~W~~	—	~~W~~	—
KT Estate Inc.		—		—		29		18,948		—
KT HEALTHCARE VINA COMPANY LIMITED		—		—		—		—		13,001
Others[2]		1,637		—		—		612		(19,100)
Associates and joint ventures
Telco Credit Bureau Co.,Ltd.		—		—		—		—		6,500
KT-IBKC Future Investment Fund 1		—		—		—		—		(1,820)
Others		—		—		—		289		4,215

Total	~~W~~	45,737	~~W~~	47,600	~~W~~	29	~~W~~	19,849	~~W~~	2,796

[1]	Lease transactions are included in borrowing transactions.
[2]	Transactions with KT Strategic Investment Fund No.2 before it was excluded from subsidiary are included.

(in millions of Korean won)	2022
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT Strategic Investment Fund 6	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,200
KT M&S Co., Ltd.		44,100		46,288		—		—		—
KT Estate Inc.		—		—		44		31,190		—
kt cloud Co., Ltd.		95,900		95,900		775		302		901,504
Others		2,577		—		—		22		1,112
Associates and joint ventures
Megazone Cloud Corporation		—		—		—		—		130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		—		—		9,000
Others		—		—		1,916		44		15,877

Total	~~W~~	142,577	~~W~~	142,188	~~W~~	2,735	~~W~~	31,558	~~W~~	1,066,694

[1]	Lease transactions are included in borrowing transactions.

(8)	At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~10,385 million (December 31, 2022: ~~W~~8,995 million) with BC Card Co., Ltd.

(9)	Provision of collateral and Obligation to supplement funds, etc.

The Company has an obligation to invest in Kiamco Data Center Blind Fund, a related party, and others according to the agreement. As of September 30, 2023 the Company is planning to invest an additional ~~W~~38,635 million.

49

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

28.	Fair Value

During the period ended September 30, 2023, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of the financial assets and financial liabilities by category as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023			December 31, 2022
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,477,330	[1]	~~W~~	966,307	[1]
Trade and other receivables
Financial assets measured at amortized cost		3,493,781	[1]		3,453,513	[1]
Financial assets at fair value through other comprehensive income		254,089	254,089		129,124	129,124
Other financial assets
Financial assets measured at amortized cost		407,769	[1]		416,294	[1]
Financial assets at fair value through profit or loss		411,746	411,746		410,388	410,388
Financial assets at fair value through other comprehensive income		1,376,404	1,376,404		1,214,059	1,214,059
Derivative financial assets for hedging		231,195	231,195		185,989	185,989

Total	~~W~~	7,652,314		~~W~~	6,775,674

Financial liabilities
Trade and other payables [2]	~~W~~	5,060,903	[1]	~~W~~	5,390,106	[1]
Borrowings		7,671,323	6,855,049		7,495,561	6,968,828
Other financial liabilities
Financial liabilities at fair value through profit or loss		4,233	4,233		5,164	5,164
Derivative financial liabilities for hedging		670	670		32,402	32,402

Total	~~W~~	12,737,129		~~W~~	12,923,233

[1]	The Company did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	Amounts related to employee benefit plans are included in trade and other payables at the end of the previous year.

50

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Fair Value Hierarchy

Assets measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	254,089	~~W~~	—	~~W~~	254,089
Other financial assets
Financial assets at fair value through profit or loss		—		—		411,746		411,746
Financial assets at fair value through other comprehensive income		1,170,074		—		206,330		1,376,404
Derivative financial assets for hedging		—		231,195		—		231,195

Total	~~W~~	1,170,074	~~W~~	485,284	~~W~~	618,076	~~W~~	2,273,434

Liabilities
Borrowings	~~W~~	—	~~W~~	6,855,049	~~W~~	—	~~W~~	6,855,049
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		4,233		4,233
Derivative financial liabilities for hedging		—		670		—		670

Total	~~W~~	—	~~W~~	6,855,719	~~W~~	4,233	~~W~~	6,859,952

51

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	129,124	~~W~~	—	~~W~~	129,124
Other financial assets
Financial assets at fair value through profit or loss		—		—		410,388		410,388
Financial assets at fair value through other comprehensive income		1,015,606		—		198,453		1,214,059
Derivative financial assets for hedging		—		185,989		—		185,989

Total	~~W~~	1,015,606	~~W~~	315,113	~~W~~	608,841	~~W~~	1,939,560

Liabilities
Borrowings	~~W~~	—	~~W~~	6,968,828	~~W~~	—	~~W~~	6,968,828
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		5,164		5,164
Derivative financial liabilities for hedging		—		32,402		—		32,402

Total	~~W~~	—	~~W~~	7,001,230	~~W~~	5,164	~~W~~	7,006,394

52

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(in millions of Korean won)	September 30, 2023
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	410,388	~~W~~	198,453	~~W~~	5,164
Amount recognized in profit or loss		(20,643)		—		4,274
Acquisitions		23,386		10,267		—
Reclassification		—		(2,384)		(5,205)
Disposals		(1,385)		(6)		—

Ending balance	~~W~~	411,746	~~W~~	206,330	~~W~~	4,233

(in millions of Korean won)	September 30, 2022
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	299,263	~~W~~	190,821	~~W~~	31,565	~~W~~	5,329
Amount recognized in profit or loss		15,366		—		—		—
Acquisitions		105,360		4,646		—		—
Disposals		(140)		—		(31,565)		—

Ending balance	~~W~~	419,849	~~W~~	195,467	~~W~~	—	~~W~~	5,329

53

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(4)	Valuation Techniques and Inputs

Valuation methods used in recurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as of September 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	September 30, 2023
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	254,089	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		411,746	3	DCF Model, Adjusted net asset model, Binomial option pricing model Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		206,330	3	Market approach model
Derivative financial assets for hedging		231,195	2	DCF Model
Liabilities
Borrowings	~~W~~	6,855,049	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		4,233	3	Binomial option pricing model
Derivative financial liabilities for hedging		670	2	DCF Model

(in millions of Korean won)	December 31, 2022
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	129,124	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		410,388	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model, Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		198,453	3	Market Approach Model
Derivative financial assets for hedging		185,989	2	DCF Model
Liabilities
Borrowings	~~W~~	6,968,828	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		5,164	3	Binomial Option Pricing Model,Monte Carlo Simulation
Derivative financial liabilities for hedging		32,402	2	DCF Model

54

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO) and discuss the valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation method become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of the total deferred difference for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	—	~~W~~	831
II. Recognized at fair value through profit or loss		—		(831)

III. Ending balance (I+II)	~~W~~	—	~~W~~	—

55